UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE

ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2022
Commission File Number 001-16429
ABB Ltd
(Translation of registrant’s

name into English)
Affolternstrasse 44, CH-8050, Zurich, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F
☒

Form 40-F
⬜
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
⬜
Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form

6-K if submitted solely to provide an
attached annual report to security holders.
Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
⬜
Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form

6-K if submitted to furnish a report or
other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in
which the registrant is incorporated, domiciled or legally organized

(the registrant’s “home country”),

or under the rules of the
home country exchange on which the registrant’s

securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event,
has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing
the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
⬜

No
☒
If “Yes”

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:
1. Press release issued by ABB Ltd dated February 3, 2022 titled “Q4 2021 results”.
2. Q4 2021 Financial Information.
3.
Press release issued by ABB Ltd dated February 2, 2022 titled “ABB appoints Andrea

Antonelli as General
Counsel

and Company Secretary”.
4.
Announcements regarding transactions in ABB Ltd’s

Securities made by the directors or the members of the
Executive Committee.

The information provided

by Item 2 above is hereby incorporated by reference into the Registration

Statements on Form F-3 of
ABB Ltd and ABB Finance (USA) Inc. (File Nos. 333-223907

and 333-223907-01) and registration statements on Form S-8
(File Nos. 333-190180, 333-181583, 333-179472, 333-171971

and 333-129271) each of which was previously filed with the
Securities and Exchange Commission.
2

—
ZURICH, SWITZERLAND, FEBRUARY 3, 2022
Q4 2021 results
Strong demand, increased earnings and margin
support a robust cash flow
Q4 2021
●

Orders $8.3 billion, +18%; comparable
1

+21%

●

Revenues $7.6 billion, +5%; comparable +8%

●

Income from operations $2,975 million; margin 39.3%

●

Operational EBITA
1

$988 million; margin
1

13.1%
●

Basic EPS $1.34; up from $-0.04 year on year
●

Cash flow from operating activities was $1,020 million and
from operating activities in continuing operations it was
$1,033 million
FY 2021
●

Orders $31.9 billion, +20%; comparable
1

+17%

●

Revenues $28.9 billion, +11%; comparable +8%

●

Income from operations $5,718 million; margin 19.8%

●

Operational EBITA
1

$4,122 million; margin
1

14.2%
●

Basic EPS $2.27; -7%
2
●

Cash flow from operating activities was $3,330 million and
from operating activities in continuing operations it was
$3,338 million
●

Dividend proposal of CHF 0.82 per share, up from CHF 0.80
last year
—
“2021 was a good year with strong demand, improved profitability, consolidation of our portfolio and strong cash flow. We

look towards 2022 with confidence.”
Björn Rosengren , CEO
Ad hoc Announcement pursuant to Art. 53 Listing

Rules of SIX Swiss Exchange
—
Q4 2021
Full year
Press Release
KEY FIGURES
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2021 Q4 2020 US$ Comparable
1
FY 2021 FY 2020 US$ Comparable
1
Orders 8,257 7,003 18% 21% 31,868 26,512 20% 17%
Revenues 7,567 7,182 5% 8% 28,945 26,134 11% 8%
Gross Profit 2,397 2,147 12% 9,467 7,878 20%
as % of revenues
31.7% 29.9% +1.8 pts 32.7% 30.1% +2.6 pts
Income from operations 2,975 578 415% 5,718 1,593 259%
Operational EBITA
1
988 825 20% 22%

3
4,122 2,899 42% 37%

3
as % of operational revenues
1
13.1% 11.5% +1.6 pts 14.2% 11.1% +3.1 pts
Income (loss) from continuing operations, net of
tax 2,703 127 n.a. 4,730 345 n.a.
Net income attributable to ABB 2,640 (79) n.a. 4,546 5,146 -12%
Basic earnings per share ($)

1.34 (0.04) n.a.
2
2.27 2.44 -7%
2
Cash flow from operating activities
4
1,020 1,182 -14% 3,330 1,693 97%
Cash flow from operating activities in continuing
operations 1,033 1,225 -16% 3,338 1,875 78%
1
For a reconciliation of non-GAAP measures, see

“supplemental reconciliations and definitions”

in the attached Q4 2021 Financial Information.
2
EPS growth rates are computed using unrounded

amounts.

3 Constant currency (not adjusted for portfolio changes).
4
Amount represents total for both continuing and

discontinued operations.

ABB

INTERIM

REPORT
I Q4 2021

2
In the fourth quarter,

demand increased significantly and
orders grew by 18% year-on-year (21% comparable) with
underlying strength shown across all business areas,
regions and most customer segments. Revenue growth of
5% (8% comparable) was stronger than expected, due
primarily to higher project deliveries towards the end of the period and despite supply chain disruptions in parts of our
business. We expect supply chain constraints to prevail
near-term. Importantly, we did not experience any unusual
order cancellations, which adds comfort to the high level of order backlog of $16.6 billion, up 16% year-on-year (21%
comparable).
Operational EBITA increased by 20% year-on-year, and
despite adverse impacts from supply chain imbalances and
some cost inflation we achieved a 160bps improvement of
the Operational EBITA margin to 13.1%. This improvement
includes last year’s adverse margin impact of 80bps due to
the charges triggered by the Kusile project in South Africa
as well as non-core items.
At $1.0 billion we maintained a strong cash generation in
the fourth quarter, and I am pleased with us closing 2021
with a total cash flow from operating activities in continuing operations of $3.3 billion, representing an annual
improvement of $1.5 billion.
We successfully closed the divestment of the Mechanical
Power Transmission (Dodge) division on November 1. This
triggered a book gain of $2.2 billion reported in income from operations. This marks the completion of the announced first step to focus the business portfolio on our leading position in electrification and automation. As part of these actions, we have appointed a new Head of the Turbocharging division
and while a spin-off looks more likely, we will make a final decision towards the end of the first quarter. Meanwhile,
efforts to separately list the E-mobility business are moving ahead and we aim to complete this during the second quarter
2022.
On the back of added confidence for our future growth and
profitability, we lifted our long-term targets at our Capital
Markets Day in December. Our leading position in resource
efficiency through electrification and automation, new ways
of working through the decentralized operating model,
improved performance management system and
acceleration of ESG drivers are expected to drive our
through-the-cycle revenue growth
to 4-7%, in constant currency. This is the total of 3-5%
organic growth and 1-2% acquired growth. We also
sharpened our Operational EBITA margin target to be at
least 15% as from 2023, in any given year.
We firmed up our ambition to drive industry leadership in
circularity. By 2030, the goal is to have 80% of ABB products and solutions covered by our common approach for circular
customer solutions and circularity in our own operations.
To support our growth ambitions and leading offering, we
invested in start-up company BrainBox AI which pioneers
the use of artificial intelligence to reduce energy costs and carbon emissions from Heating, Ventilation and Air
Conditioning (HVAC) systems in commercial buildings.
Additionally, we entered into a strategic partnership with
start-up Sevensense, to enhance our new autonomous
mobile robotics (AMR) offering with artificial intelligence and
3D vision mapping technology.
After the close of the quarter, the E-mobility division took action to strengthen its position on the US market as it
increased its stake to a controlling 60% in InCharge Energy.
InCharge Energy tailors end-to-end EV charging
infrastructure solutions, including the procurement,
installation, operation, and maintenance of charging
systems, and provides cloud-based software services to
optimize energy management.
Considering improving performance, strong cash flow and
robust balance sheet, the Board of Directors proposes an
ordinary dividend of CHF 0.82 per share. Up from CHF 0.80
in the previous year and in line with the long-term ambition of a rising sustainable dividend per share over time, while
still prioritizing a continued solid balance sheet to support our growth ambitions. We plan to continue our share
buybacks for full year of 2022, also in excess of the PG
capital return program.
Björn Rosengren
CEO
In the first quarter of 2022 , ABB anticipates the underlying market activity to remain overall stable compared with the prior quarter. Revenues in the first quarter tend to be sequentially seasonally softer in absolute terms. ABB anticipates the
Operational EBITA margin to remain broadly stable or to be
slightly up, compared with the prior quarter.
In full year 2022 , we expect a steady margin improvement
towards the 2023 target of at least 15%, supported by
increased efficiency as we fully incorporate the decentralized operating model and performance culture in all our divisions.
Furthermore, we expect support from an anticipated positive
market momentum and our strong order backlog.
CEO summary
Outlook

ABB

INTERIM

REPORT
I Q4 2021

3
In the fourth quarter,

demand was strong across the board and
orders improved by 18% (21% comparable) year-on-year,
growing from an already relatively high level and despite a
lower contribution from large orders received in the current quarter. Total

order intake amounted to the high level of
$8,257 million, supported by both the short-cycle as well as the process-related businesses and a 14% (16% comparable)
improvement in the service business. All business areas
reported strong double-digit order growth, except for Process
Automation, which faced a high comparable in last year’s
quarter and reported a flat development.

All customer segments improved year-on-year. Orders grew
strongly in the machine building and food & beverage
segments, as well as in general industries overall. The
automotive segment increased due to broadly accelerating
investments in the EV segment.
In transport and infrastructure, there was a very strong order development across the renewables and e-mobility business.
The buildings segment improved in both the residential and
non-residential segments. The marine segment recovered,
including a positive development in the cruise segment with
customers initiating service spend in anticipation of upcoming cruising activities.
The process-related business improved across most of the
customer segments.

From a geographical perspective, demand was strong in all
three regions. In Europe and Americas orders increased by
26% (31% comparable) and 32% (38% comparable)
respectively. While order intake in China increased by 17%
(14% comparable), the region of Asia Middle East and Africa
declined by 1% (2% comparable) from last year, when certain
large project orders were received.
Revenues increased by 5% (8% comparable) with contribution
from positive volumes in a generally strong demand
environment and execution of the order backlog. Additionally, there was support from a positive pricing development, but also due to stronger than expected project deliveries late in the period. The impact from imbalances in the supply chain
adversely affected the revenues as component shortages and
strained logistics triggered protracted lead times for some
customer deliveries. Sequentially,

these challenges remained
broadly stable. The strong order intake and certain limitations on deliveries resulted in a book-to-bill ratio of 1.09 and an order backlog of $16.6 billion, up by 16% year-on-year (21%
comparable).
Orders and revenues

Orders by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q4 2021 Q4 2020 US$ Comparable
Europe 3,138 2,497 26% 31%
The Americas 2,640 2,002 32% 38%
Asia, Middle East
and Africa
2,479 2,504 -1% -2%
ABB Group 8,257 7,003 18% 21%
Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 21% 8%
FX -2% -2%
Portfolio changes -1% -1%
Total 18% 5%
Revenues by region
($ in millions,
unless otherwise
indicated)
CHANGE
Q4 2021 Q4 2020 US$ Comparable
Europe 2,756 2,710 2% 6%
The Americas 2,198 2,045 7% 12%
Asia, Middle East
and Africa
2,613 2,427 8% 7%
ABB Group 7,567 7,182 5% 8%

ABB

INTERIM

REPORT
I Q4 2021

4
Gross profit
Gross margin increased to 31.7%, up 180bps year-on-year, driven by Process Automation and lower project charges.

Gross profit
improved by 12% to $2,397 million.
Income from operations
Income from operations amounted to $2,975 million, improving by close to $2.4 billion, mainly due to the positive impact from the
$2.2 billion book gain related to the completion of the divestment of the Mechanical Power Transmission division, in the Motion
business area. The improvement was also driven by strong
operational performance and approximately $140 million less
restructuring costs, partially offset by separation costs of
$36 million.
Operational EBITA
Operational EBITA of $988 million was 20% higher (22% constant currency) year-on-year, with the increased profit in Process
Automation as the main driver. The Operational EBITA margin
improved by 160bps to 13.1%, including last year’s adverse margin impact of 80bps due to the specific items impacting comparability triggered by the Kusile project in South Africa as well as non-core items. The operational improvement was due to the combined
positive impact from higher volumes, positive price development and increased efficiency, which more than offset adverse effects from primarily cost inflation related to raw materials and freight.
Both Process Automation as well as Robotics and Discrete
Automation improved profitability, while Electrification and Motion declined, with the latter primarily due to the divestment of
Mechanical Power Transmission.

Selling, general and administrative (SG&A) expenses increased by
7% (9% in constant currency), while the ratio in relation to revenues remained relatively stable at 17.9%, compared with 17.7% last year. Corporate and Other Operational EBITA improved by
$36 million, to -$108 million.

Net finance expenses
Net finance expenses
1

declined to $26 million from $199 million,
primarily reflecting the absence of losses on extinguishment of debt and slightly lower underlying debt compared with last year.

Income tax
Income tax expense was $282 million with an effective tax rate of
9.4%. The low rate reflects the approximate $210 million of income tax expense related to the $2.2 billion book gain due to the divestment of the Mechanical Power Transmission business. In addition, we benefited from favorable resolution of prior year tax matters and together these reduced the reported tax rate by
approximately 9 percentage points. For the full year 2021, the tax rate was 18.3%, reduced by approximately 8 percentage points by the impact from the divestment and certain tax benefits in the third and fourth quarter.
Net income and earnings per share
Net income attributable to ABB was $2,640 million and increased significantly from last year due to the book gain related to the divestment of Mechanical Power Transmission as well as increased earnings in continuing operations.

Consequently,

basic earnings per
share was $1.34 and increased from last year’s loss of $0.04, when early repayment of bonds and non-operational pension costs had an adverse impact.
Earnings

ABB

INTERIM

REPORT
I Q4 2021

5
Net working capital
Net working capital amounted to $2,303 million, declining
both year-on-year from $2,718 million and sequentially from
$2,920 million. The sequential decline was driven primarily
by payables as inventories and receivables remained
largely stable. Net working capital as a percentage of
revenues
1

was 8.1%.

Capital expenditures
Purchases of property, plant and equipment and intangible
assets amounted to $361 million, higher than anticipated due mainly to the opportunity to acquire a formerly leased property in China.

Net debt
A net cash
1

position of $98 million was achieved at the end of
the quarter, compared with last year’s net debt of
$112 million. Sequentially,

net debt was reduced from
$1,898 million,

including the contribution from completing the
divestment of Mechanical Power Transmission.

Cash flows
Cash flow from operating activities in continuing operations was $1,033 million and declined year-on-year from
$1,225 million. The quarterly year-on-year decline was
related to a lower reduction of trade net working capital.
Cash flow was impacted by approximately $300 million cash
tax related to the Mechanical Power Transmission
divestment, compared with approximately $200 million in
the prior year quarter due to the Kusile settlement and
pension plan transfers.
Share buyback program
A follow-up share buyback program of up to $4.3 billion was
launched in early April. This follow-up program is part of the plan to return $7.8 billion of cash proceeds from the Power
Grids divestment to shareholders. Under the initial program a total of 128,620,589 shares were repurchased for an amount of approximately $3.5 billion. Since the launch of the follow-up program on April 9 and through the end of 2021, a total of
58,627,600 shares were repurchased for the total of
approximately $2.0 billion,

including 32,785,000 shares in the
fourth quarter. Shares were repurchased on the second trading line. The total number of ABB Ltd’s issued shares is
2,053,148,264.
($ millions,

unless otherwise indicated)
Dec. 31
2021
Dec. 31
2020
Short term debt and current
maturities of long-term debt
1,384

1,293

Long-term debt
4,177

4,828

Total debt
5,561

6,121

Cash & equivalents
4,159

3,278

Restricted cash - current
30

323

Marketable securities and

short-term investments
1,170

2,108

Restricted cash - non-current
300

300

Cash and marketable securities
5,659

6,009

Net debt (cash)* (98)
112

Net debt (cash)* to EBITDA ratio (0.01)
0.04

Net debt (cash)* to Equity ratio (0.01)
0.01

*
net debt excludes net pension liabilities $871

million
Balance sheet & Cash flow

ABB

INTERIM

REPORT
I Q4 2021

6
Orders and revenues
Order intake of $3,638 million increased by 18% year-on-year
(20% comparable) and represents one of the strongest
quarters on record, supported by an overall positive
development in all customer segments. Supply chain
constraints hampered revenues. Consequently, Electrification enters 2022 with a record-high order backlog of $5.5 billion to execute, while supply chain challenges are expected to
persist near term.
●
Strong comparable order growth was driven by a positive
development in all divisions. E-mobility and Power
Conversion were particularly strong, albeit relatively small in absolute terms.
●
All segments improved. Momentum was stronger in
buildings, food & beverage, infrastructure, renewables and
e-mobility. The pace of improvement was more moderate in
oil & gas and utilities.
●
Order growth was very strong in both Americas at 41%
(40% comparable) and Europe at 15% (19% comparable).
Asia, Middle East and Africa remained stable, including a
decline of 3% (6% comparable) in China on high
comparables.
●
Revenues improved by 3% (4% comparable), mainly due to
strong pricing execution as volumes were hampered by
supply chain disruptions including component shortages
and a tight labor market. All regions noted stable to positive growth, with the strongest comparable contribution from
Americas and Europe while Asia, Middle East and Africa
remained stable.

Profit
The impact from higher revenues was offset primarily by
higher raw material and freight costs, and while gross
margin remained stable, the Operational EBITA declined by
3% (1% constant currency) to $507 million, from a high
comparable.

Operational EBITA margin declined by 80bps
to 14.8% in the fourth quarter, which tends to be seasonally soft.
●
The component shortages mostly impacted the largest
division, Distribution Solutions, due to its large systems
sales. This, and the impact from higher costs for primarily
raw materials,

freight and higher sales costs, weighed on
business area earnings and margins year-on-year and
more than offset impacts from increased efficiency,
positive pricing and higher profits in the smaller divisions.
—
Electrification
Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 20% 4%
FX -2% -1%
Portfolio changes 0% 0%
Total 18% 3%
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2021 Q4 2020 US$ Comparable FY 2021 FY 2020 US$ Comparable
Orders 3,638 3,074 18% 20% 14,381 11,884 21% 18%
Order backlog 5,458 4,358 25% 29% 5,458 4,358 25% 29%
Revenues 3,445 3,356 3% 4% 13,187 11,924 11% 9%
Operational EBITA 507 522 -3% 2,121 1,681 26%
as % of operational revenues
14.8% 15.6% -0.8 pts 16.1% 14.1% +2 pts
Cash flow from operating activities 715 882 -19% 2,181 1,757 24%
No. of employees (FTE equiv.) 50,800 50,500 1%

ABB

INTERIM

REPORT
I Q4 2021

7
Orders and revenues
Demand was strong across the board, which supported the
double-digit growth in both the short- and long-cycle
businesses as well as in the service business.

●
Despite the divestment of the Mechanical Power
Transmission division, order intake amounted to
$1,843 million, representing a reported growth of 19%,
with market strength further visible in the remaining
divisions (29% comparable).
●
All divisions reported strong double-digit order growth,
supported by a positive development in all customer
segments for electrical motors and drives. Orders were
supported by a higher level of project orders coming
through, year-on-year.
●
All regions improved, although the very strong order
growth in Europe and the Americas outpaced the high
single-digit improvement in Asia, Middle East and Africa,
which included a slight order growth in China.

●
The focused efforts to ease the impact from component
shortages by re-designing products and onboarding
additional sourcing options are increasingly paying off in
some areas, compared with the previous quarter.
Consequently, most divisions increased revenues which
amounted to $1,735 million, up 2% (9% comparable),
year-on-year.
Profit
Despite the divestment of the Mechanical Power
Transmission division early in the quarter, the Operational
EBITA remained largely stable year-on-year at $278 million.
●
The Operational EBITA margin declined by 70bps year-
on-year, out of which approximately 50bps was related to
the divestment of the Mechanical Power Transmission.
Additional slight margin pressure was primarily due to
increased raw material and freight costs as well as
divisional mix, which offset the positive impacts from
higher revenues and efficiency measures.

The divestment of the Mechanical Power Transmission
division for $2.9 billion in cash was completed,

triggering a
non-operational pre-tax book gain of $2.2 billion in income
from operations.
Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 29% 9%
FX -2% -1%
Portfolio changes -8% -6%
Total 19% 2%
—
Motion
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2021 Q4 2020 US$ Comparable FY 2021 FY 2020 US$ Comparable
Orders 1,843 1,552 19% 29% 7,616 6,574 16% 14%
Order backlog 3,749 3,320 13% 20% 3,749 3,320 13% 20%
Revenues 1,735 1,705 2% 9% 6,925 6,409 8% 7%
Operational EBITA 278 285 -2% 1,183 1,075 10%
as % of operational revenues
16.1% 16.8% -0.7 pts 17.1% 16.8% +0.3 pts
Cash flow from operating activities 416 424 -2% 1,362 1,283 6%
No. of employees (FTE equiv.) 20,100 20,900 -4%

ABB

INTERIM

REPORT
I Q4 2021

8
Orders and revenues
Order intake for the quarter of $1,898 million remained
stable at last year’s record-high level, despite significantly less contribution from large orders received. Consequently,
while growth was very strong in base orders, total order
growth remained largely flat at -1% (0% comparable). Order
backlog increased slightly sequentially to $6.1 billion.
●
Demand was strong across almost all customer segments
with power generation remaining stable. Orders in the
service business increased by 19% (21% comparable),
including a significant improvement related to the cruise
business.
●
Excluding the impact from large orders
5
, order intake
increased by at least 20% in all regions. Large orders
received in the year-earlier period resulted in declining
total orders in Asia, Middle East and Africa.
Revenues increased by 17% (19% comparable) with
support from all divisions on successful execution of the
order backlog and a generally strong demand environment
in the relatively more short-cycle business like
Measurement and Analytics.
Profit
All divisions improved both earnings and margin compared
with the corresponding quarter last year, which included the already communicated items impacting comparability of
approximately $43 million. In total, the business area’s
Operational EBITA increased by 140%, to $247 million, and
the Operational EBITA margin improved to 13.7% from
6.8%.
●
The earnings and margin increase were driven by higher
volumes and efficiency measures.

●
Impacts from component shortages were limited in the
period, although may increase near-term.

As part of the process to exit the Turbocharging business, a new divisional President has been appointed, as Daniel
Bischofberger rejoins ABB.

Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 0% 19%
FX -1% -2%
Portfolio changes 0% 0%
Total -1% 17%
—
Process Automation
5 Large orders, defined as orders >$15 million
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2021 Q4 2020 US$ Comparable FY 2021 FY 2020 US$ Comparable
Orders 1,898 1,918 -1% 0% 6,779 6,144 10% 7%
Order backlog 6,079 5,805 5% 10% 6,079 5,805 5% 10%
Revenues 1,805 1,545 17% 19% 6,259 5,792 8% 5%
Operational EBITA 247 103 140% 801 451 78%
as % of operational revenues
13.7% 6.8% +6.9 pts 12.8% 7.8% +5 pts
Cash flow from operating activities 370 196 89% 1,062 454 134%
No. of employees (FTE equiv.) 22,000 22,200 -1%

ABB

INTERIM

REPORT
I Q4 2021

9
Orders and revenues
Due to the broad-based strength in all customer segments
order intake amounted to $1,100 million, representing a
significant increase of 57% (59% comparable), albeit from a low comparable in the year-earlier period. Order backlog increased to the high level of $1.9 billion, as the pace of converting strong orders into revenues was protracted due to component
shortages, which are expected to remain also in the coming
quarter.
●
Both divisions reported double-digit order growth, with
Machine Automation outpacing Robotics on a lower
comparable.
●
The automotive segment benefited from investments in EV
capacity, with the strongest increase noted in China. The
conscious effort to grow in the general industry segment is
paying off as steep order growth resulted in the strongest
contribution in absolute terms, supporting future profitability as the backlog is executed. Demand from machine builders
was stellar, despite extended delivery times.
●
All regions increased orders at a high rate of at least 40%
year-on-year.
●
Despite the strong order intake, revenues remained broadly
stable year-on-year at $799 million, as component shortages
slowed the pace of customer deliveries in both divisions.
Supply constraints primarily relate to semiconductor
shortages and logistics.
Profit
Both profit and profitability increased year-on-year, despite the lack of revenue growth. Operational EBITA improved by
8% with a margin increase of 80bps.
●
In total, the positive impacts from increased efficiency and favorable mix due to a lower share of systems sales
compared with the year-earlier period, more than offset
the adverse impacts from increased freight and input
costs.
●
The positive earnings and profitability development in
Robotics more than offset the decline in Machine
Automation where the impacts from supply chain
disruptions were relatively higher.

Growth
Q4 Q4
Change year-on-year Orders Revenues
Comparable 59% -1%
FX -3% -2%
Portfolio changes 1% 3%
Total 57% 0%
—
Robotics & Discrete Automation
CHANGE CHANGE
($ millions, unless otherwise indicated)
Q4 2021 Q4 2020 US$ Comparable FY 2021 FY 2020 US$ Comparable
Orders 1,100 699 57% 59% 3,844 2,868 34% 29%
Order backlog 1,919 1,403 37% 43% 1,919 1,403 37% 43%
Revenues 799 801 0% -1% 3,297 2,907 13% 9%
Operational EBITA 64 59 8% 355 237 50%
as % of operational revenues
8.1% 7.3% +0.8 pts 10.8% 8.2% +2.6 pts
Cash flow from operating activities 129 134 -4% 374 378 -1%
No. of employees (FTE equiv.) 10,600 10,300 3%

ABB

INTERIM

REPORT
I Q4 2021
10
Quarterly highlights
●
At the Capital Markets Day in December, ABB unveiled
its circularity framework covering every stage of the
product lifecycle to preserve resources. It includes four
stages: circular design and sourcing, resource efficient
operations, optimized use phase and responsible end of
life. The goal is to have 80% of ABB products, solutions
and services covered by the circularity framework by
2030, with the company’s progress measured against a
set of KPIs.
●
Safety performance was good for the year with ABB
having zero fatalities in 2021, the first time since 2011,
and underlines the company’s efforts to continuously
advance its world-class safety practices, an integral part
of its sustainability ambitions.
●
ABB Robotics signed an agreement to collaborate with
California-based Zume, a global provider of innovative,
compostable packaging. ABB will supply robotic cells that
will enable Zume’s production of sustainable packaging
on a global scale, helping to reduce reliance on single-
use plastics.
●
As part of its Diversity and Inclusion Strategy 2030 and in
line with national legislation, ABB carried out an equal
pay analysis for its Swiss entities with at least 100
employees. More details will be available in the
Compensation Report to be published near the end of
February.

●
In October, ABB’s Electrification sites in Ede (The
Netherlands) and Porvoo (Finland) joined Beijing (China)
and Lüdenscheid (Germany) as official sites that have
achieved carbon neutral operations, a key element of the
company’s 2030 Mission to Zero journey.

Story of the quarter
As part of the 26th UN Climate Change Conference of the
Parties (COP26) in Glasgow, UK, ABB announced the ABB
Formula E Climate Initiatives focused around three pillars:
Innovating technologies; Social progress, diversity and
inclusion; and Championing Change. Under these pillars,
activities will be undertaken in connection with ABB Formula
E races in city centers around the world. ABB will build on
its existing partnership with FIA Girls on Track to empower
women and promote gender equality in an innovative,
engaging, and positive manner. It will also support energy
transition through education, awareness, training and
volunteering by organizing events in schools and
communities. Global & local engagement will also be driven
by targeted public affairs programs within race locations.

Q4 outcome
●
29% reduction of CO
₂

emissions in own operations as
green electricity contracts increasingly implemented
●
12% year-on-year decline in LTIFR due to increased
safety measures in production and more employees
working from home
●
3%-points increase in number of women in senior
management supported by various initiatives across the
company
—
Sustainability
Q4 2021 Q4 2020 CHANGE 12M ROLLING
CO2e own operations emissions,

kt scope 1 and 2
1
64 90 -29% 80
Lost Time Injury Frequency Rate (LTIFR),

frequency / 200,000 working hours
0.142 0.162 -12% 0.143
Share of females in senior management
positions, %
16.3 13.5 +2.8 pts 14.9
1 From energy use, previous quarter

ABB

INTERIM

REPORT
I Q4 2021

11
During Q4 2021
●
On December 7, ABB hosted its Capital Markets Day and
lifted the revenue growth target to 4-7% through the
economic cycle, in constant currency, which is the total of 3-
5% organic growth and 1-2% acquired growth. ABB also
sharpened the operational EBITA margin target to be at least
15% as from 2023, in any given year. These changes take
into account the immediate adverse margin impacts due to
the exit of the Mechanical Power Transmission division and
the planned exit of the Turbocharging division. The Group
had previously targeted 3-5% for revenue growth through the
cycle and an operational EBITA margin in the upper half of a
13-16% range as from 2023.
Additionally, in 2022, ABB will introduce a circularity
framework covering every stage of the product lifecycle in
order to preserve resources. These include: design and
sourcing; production and packaging; optimizing the use
phase (efficiency and lifetime); and the end-of-life phase
(take back and recycling). The goal is to have 80% of ABB
products, solutions and services covered by the circularity
framework by 2030, with the company’s progress measured
against a set of KPIs. Already today, several initiatives are in place. For example, close to 40% of ABB’s 400 sites across
the world are sending zero waste to landfills.
●
On November 1, ABB completed the divestment of its
Mechanical Power Transmission division (Dodge) for
$2.9 billion in cash. The deal triggered a non-operational pre-
tax book gain of approximately $2.2 billion reported in income from operations.
After Q4 2021

●
On January 27, ABB announced that it had increased its
shareholdings to approximately 60% in start-up company
InCharge Energy to strengthen its E-mobility division in
the North American market and expand its software and
digital services offering. InCharge Energy tailors end-to-
end EV charging infrastructure solutions, including the
procurement, installation, operation, and maintenance of
charging systems, and provides cloud-based software
services for the optimization of energy management.

●
On February 2, ABB announced that Andrea Antonelli
had been appointed General Counsel and Member of the
Executive Committee, as of March 1, 2022. He will
succeed Maria Varsellona, who will, as previously
announced, leave the company to become Chief Legal
Officer of Unilever. Furthermore, Andrea will become
ABB’s Company Secretary on March 24, 2022, following
the Annual General Meeting.
After Q4 2021
In 2021, demand for ABB’s products increased strongly from
the low level in the previous year period when the adverse
business impact of the COVID-19 pandemic was significant.
Orders amounted to $31,868 million and improved by 20%
(17% comparable) and revenues amounted to
$28,945 million, up by 11%

(8% comparable), with a book-to-
bill ratio of 1.10. The recovery was initially driven by the short-
cycle business, and the process-related business
predominantly picked up later in the period.

Demand
increased in both the product and the service business.
Additionally, exchange rates had a positive impact on order
intake and revenues.
Income from operations amounted to $5,718 million, up
significantly from last year driven by stronger Operational
EBITA as well as the book gain of $2.2 billion related to the divestment of the Mechanical Power Transmission business.
Results include restructuring activities that are progressing according to plan with restructuring and restructuring-related expenses of $160 million. Operational EBITA improved by 42%
year-on-year to $4,122 million and the Operational EBITA
margin increased by 310bps to 14.2%. The improved
performance was driven by increased revenues in combination
with an improved gross margin and lower specific items which impact comparability. While revenues increased by 11%, the
expenses related to selling, general and administrative (SG&A)
increased by a more limited 5%, driven by higher sales
expenses. The ratio in relation to revenues declined to 17.8%, from 18.7% in the year-earlier period. R&D expenses increased by 8%. Corporate and Other Operational EBITA improved by
$207 million to -$338 million.

Net finance expenses amounted to -$97 million. For the full year
2021, the tax rate was 18.3%, reduced by approximately
8 percentage points by the impact from the divestment and
certain tax benefits in the third and fourth quarter. Net income attributable to ABB was $4,546 million and decreased from last year’s level which includes the book gain related to the
divestment of Power Grids and was larger than the book gain
related to this year’s divestment of Mechanical Power
Transmission.

Basic earnings per share was $2.27. Cash flow
from operating activities in continuing operations amounted to
$3,338 million, up from $1,875 million in the year-earlier period.
Significant events
Full year 2021

ABB

INTERIM

REPORT
I Q4 2021
12
Note: comparable growth calculation includes

acquisitions and divestments with revenues of greater

than $50 million.
1
Represents the estimated annual revenues for the

period prior to the announcement of the

respective acquisition/divestment.
Divestments
Company/unit Closing date Revenues, $ million
1
No. of employees
2021
Motion Mechanical Power Transmission 1-Nov 645 1,500
Acquisitions
Company/unit Closing date Revenues, $ million
1
No. of employees
2021
Electrification Enervalis (majority stake) 26-Apr 1 22
Robotics & Discrete Automation ASTI Mobile Robotics Group 2-Aug 36 300
($ in millions, unless otherwise stated) FY 2022 Q1 2022
Net finance expenses ~(100) ~(25)
Non-operational pension
(cost) / credit
~140 ~35
Effective tax rate ~25% ~20%
Capital Expenditures ~(750) ~(140)
($ in millions, unless otherwise stated) FY 2022
1
Q1 2022
Corporate and Other Operational costs ~(330) ~(80)
Non-operating items
Restructuring and restructuring related ~(150) ~(40)
Separation costs
2
~(180) ~(70)
ABB Way transformation ~(150) ~(30)
PPA-related amortization ~(230) ~(60)
Certain other income and expenses
related to PG divestment
3
~(20) ~(15)
Additional 2022 guidance
Additional figures
ABB Group Q1 2020 Q2 2020 Q3 2020 Q4 2020 FY 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 FY 2021
EBITDA, $ in million 600 799 302 807 2,508 1,024 1,324 1,072 3,191 6,611
Return on Capital Employed, % n.a. n.a. n.a. n.a. 10.3% n.a. n.a. n.a. n.a. 14.90
Net debt/Equity 0.52 0.61 (0.05) 0.01 0.01 0.09 0.16 0.13 (0.01) (0.01)
Net debt/ EBITDA 12M rolling 2.3 2.5 (0.4) 0.04 0.04 0.4 0.7 0.5 (0.01) (0.01)
Net working capital, % of 12M rolling
revenues 12.3% 12.6% 12.5% 10.5% 10.5% 10.8% 11.6% 10.2% 8.1% 8.1%
Earnings per share, basic, $ 0.18 0.15 2.14 (0.04) 2.44 0.25 0.37 0.33 1.34 2.27
Earnings per share, diluted, $ 0.18 0.15 2.14 (0.04) 2.43 0.25 0.37 0.32 1.33 2.25
Dividend per share, CHF n.a. n.a. n.a. n.a. 0.80 n.a. n.a. n.a. n.a. 0.82*
Share price at the end of period, CHF 17.01 21.33 23.45 24.71 24.71 28.56 31.39 31.39 34.90 34.90
Share price at the end of period, $ 17.26 22.56 25.45 27.96 27.96 30.47 33.99 33.36 38.17 38.17
Number of employees (FTE
equivalents) 143,320 142,310 106,420 105,520 105,520 105,330 106,370 106,080 104,420 104,420
No. of shares outstanding at end of
period (in millions) 2,134 2,135 2,092 2,031 2,031 2,024 2,006 1,993 1,958 1,958
*
Dividend proposal subject to shareholder approval

at the 2022 AGM
1
Excludes 2 main exposures estimated to a total

of ~$300 million, that are ongoing in the

non-core business. Exact exit timing is difficult to

assess due to legal proceedings etc. however ABB

currently
expects $150-$200 million to come through in non-operating

items during 2022.
2
Costs relating to the announced exits and the potential

E-mobility listing.
3 Excluding share of net income from JV.
Acquisitions and divestments, last twelve months

ABB

INTERIM

REPORT
I Q4 2021
13
For additional information please contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
Financial calendar
202
February 10 ABB E - mobility CMD, virtual
March 24

Annual General Meeting
March 30

Propose date to receive dividend for shares on CHSIX
April 1

Proposed date to receive dividend for shares on SENasdaq
April 21

Q1 2022 results
Mid-May

Proposed timing to receive dividend for shares on USNYSE
May 17

BB Motion CMD in Helsinki
May 18

ABB Process Automation CMD in Helsinki
July 21 Q2 2022 results
October 20 Q3 2022 results
This press release includes forward-looking information and
statements as well as other statements concerning the
outlook for our business, including those in the sections of this release titled “CEO summary”, “Outlook”, “Share
buyback program”, “Sustainability” and “Significant events”.
These statements are based on current expectations,
estimates and projections about the factors that may affect
our future performance, including global economic
conditions, the economic conditions of the regions and
industries that are major markets for ABB. These
expectations, estimates and projections are generally
identifiable by statements containing words such as “goals”,
“anticipates,” “expects”, “estimates,” “plans,” “targets” or similar expressions. However, there are many risks and
uncertainties, many of which are beyond our control, that
could cause our actual results to differ materially from the forward-looking information and statements made in this
press release and which could affect our ability to achieve
any or all of our stated targets. Some important factors that could cause such differences include, among others,
business risks associated with the volatile global economic
environment and political conditions, costs associated with
compliance activities, market acceptance of new products
and services, changes in governmental regulations and
currency exchange rates and such other factors as may be
discussed from time to time in ABB Ltd’s filings with the
U.S. Securities and Exchange Commission, including its
Annual Reports on Form 20-F. Although ABB Ltd believes
that its expectations reflected in any such forward-looking
statement are based upon reasonable assumptions, it can
give no assurance that those expectations will be achieved.
The Q4 2021 results press release and presentation slides
are available on the ABB News Center at
www.abb.com/news and on the Investor Relations
homepage at www.abb.com/investorrelations.

A conference call and webcast for analysts and investors is
scheduled to begin today at 10:00 a.m. CET.
To pre-register for the conference call or to join the
webcast, please refer to the ABB website:
www.abb.com/investorrelations.

The recorded session will be available after the event on
ABB’s website.
Q4 results presentation on February 3, 2022
Important notice about forward-looking information
ABB

(ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society and industry to
achieve a more productive, sustainable future. By connecting software to its electrification, robotics, automation and motion
portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back
more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries.

Q4

2021

FINANCIAL

INFORMATION
February 3, 2022
Q4 2021
Financial information

Q4

2021

FINANCIAL

INFORMATION
—
Financial

Information
Contents
03
─ 07

Key Figures
08 ─
37

Consolidated

Financial

Information

(unaudited)
38 ─
52

Supplemental

Reconciliations

and Definitions

Q4

2021

FINANCIAL

INFORMATION
—
Key Figures
CHANGE
($ in millions, unless otherwise indicated)
Q4 2021 Q4 2020 US$ Comparable
(1)
Orders 8,257 7,003 18% 21%
Order backlog (end December) 16,607 14,303 16% 21%
Revenues 7,567 7,182 5% 8%
Gross Profit 2,397 2,147 12%
as % of revenues 31.7% 29.9% +1.8 pts
Income from operations 2,975 578 415%
Operational EBITA
(1)
988 825 20% 22%
(2)
as % of operational revenues
(1)
13.1% 11.5% +1.6 pts
Income from continuing operations, net of tax 2,703 127 n.a.
Net income (loss) attributable to ABB 2,640 (79) n.a.
Basic earnings per share ($) 1.34 (0.04) n.a.
(3)
Cash flow from operating activities
(4)
1,020 1,182 -14%
Cash flow from operating activities in continuing operations 1,033 1,225 -16%
CHANGE
($ in millions, unless otherwise indicated)
FY 2021 FY 2020 US$ Comparable
(1)
Orders 31,868 26,512 20% 17%
Revenues 28,945 26,134 11% 8%
Gross Profit 9,467 7,878 20%
as % of revenues 32.7% 30.1% +2.6 pts
Income from operations 5,718 1,593 259%
Operational EBITA
(1)
4,122 2,899 42% 37%
(2)
as % of operational revenues
(1)
14.2% 11.1% +3.1 pts
Income from continuing operations, net of tax 4,730 345 n.a.
Net income attributable to ABB 4,546 5,146 -12%
Basic earnings per share ($) 2.27 2.44 -7%
(3)
Cash flow from operating activities
(4)
3,330 1,693 97%
Cash flow from operating activities in continuing operations 3,338 1,875 78%
(1)

For a reconciliation of non-GAAP measures see “
Supplemental Reconciliations and Definitions
” on page 38.
(2)

Constant currency (not adjusted for portfolio changes).
(3)

EPS growth rates are computed using unrounded amounts.
(4)

Cash flow from operating activities includes both continuing and discontinued operations.

Q4

2021

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
Q4 2021 Q4 2020 US$ Local Comparable
Orders

ABB Group 8,257 7,003 18% 20% 21%
Electrification 3,638 3,074 18% 20% 20%
Motion 1,843 1,552 19% 21% 29%
Process Automation 1,898 1,918 -1% 0% 0%
Robotics & Discrete Automation 1,100 699 57% 60% 59%
Corporate and Other

(incl. intersegment eliminations) (222) (240)
Order backlog (end December) ABB Group 16,607 14,303 16% 21% 21%
Electrification 5,458 4,358 25% 29% 29%
Motion 3,749 3,320 13% 19% 20%
Process Automation 6,079 5,805 5% 10% 10%
Robotics & Discrete Automation 1,919 1,403 37% 43% 43%
Corporate and Other

(incl. intersegment eliminations) (598) (583)
Revenues

ABB Group 7,567 7,182 5% 7% 8%
Electrification 3,445 3,356 3% 4% 4%
Motion 1,735 1,705 2% 3% 9%
Process Automation 1,805 1,545 17% 19% 19%
Robotics & Discrete Automation 799 801 0% 2% -1%
Corporate and Other

(incl. intersegment eliminations) (217) (225)
Income from operations ABB Group 2,975 578
Electrification 418 444
Motion 2,464 258
Process Automation 193 28
Robotics & Discrete Automation 45 23
Corporate and Other
(incl. intersegment eliminations) (145) (175)
Income from operations % ABB Group 39.3% 8.0%
Electrification 12.1% 13.2%
Motion 142.0% 15.1%
Process Automation 10.7% 1.8%
Robotics & Discrete Automation 5.6% 2.9%
Operational EBITA ABB Group 988 825 20% 22%
Electrification 507 522 -3% -1%
Motion 278 285 -2% -1%
Process Automation 247 103 140% 146%
Robotics & Discrete Automation 64 59 8% 10%
Corporate and Other
(incl. intersegment eliminations) (108) (144)
Operational EBITA %

ABB Group 13.1% 11.5%
Electrification 14.8% 15.6%
Motion 16.1% 16.8%
Process Automation 13.7% 6.8%
Robotics & Discrete Automation 8.1% 7.3%
Cash flow from operating activities
(1)
ABB Group 1,020 1,182
Electrification 715 882
Motion 416 424
Process Automation 370 196
Robotics & Discrete Automation 129 134
Corporate and Other

(incl. intersegment eliminations) (597) (411)
Discontinued operations (13) (43)
(1)
Commencing Q1 2021, depreciation relating to certain real estate assets, previously reported in Corporate and Other, has been reallocated to the individual operating segments utilizing these assets. Comparatives have been restated.

Q4

2021

FINANCIAL

INFORMATION
CHANGE
($ in millions, unless otherwise indicated)
FY 2021 FY 2020 US$ Local Comparable
Orders

ABB Group 31,868 26,512 20% 17% 17%
Electrification 14,381 11,884 21% 18% 18%
Motion 7,616 6,574 16% 13% 14%
Process Automation 6,779 6,144 10% 7% 7%
Robotics & Discrete Automation 3,844 2,868 34% 29% 29%
Corporate and Other
(incl. intersegment eliminations) (752) (958)
Order backlog (end December) ABB Group 16,607 14,303 16% 21% 21%
Electrification 5,458 4,358 25% 29% 29%
Motion 3,749 3,320 13% 19% 20%
Process Automation 6,079 5,805 5% 10% 10%
Robotics & Discrete Automation 1,919 1,403 37% 43% 43%
Corporate and Other
(incl. intersegment eliminations) (598) (583)
Revenues

ABB Group 28,945 26,134 11% 8% 8%
Electrification 13,187 11,924 11% 8% 9%
Motion 6,925 6,409 8% 5% 7%
Process Automation 6,259 5,792 8% 5% 5%
Robotics & Discrete Automation 3,297 2,907 13% 9% 9%
Corporate and Other
(incl. intersegment eliminations) (723) (898)
Income from operations ABB Group 5,718 1,593
Electrification 1,841 1,335
Motion 3,276 989
Process Automation 713 344
Robotics & Discrete Automation 269 (163)
Corporate and Other
(incl. intersegment eliminations) (381) (912)
Income from operations % ABB Group 19.8% 6.1%
Electrification 14.0% 11.2%
Motion 47.3% 15.4%
Process Automation 11.4% 5.9%
Robotics & Discrete Automation 8.2% -5.6%
Operational EBITA ABB Group 4,122 2,899 42% 37%
Electrification 2,121 1,681 26% 21%
Motion 1,183 1,075 10% 6%
Process Automation 801 451 78% 70%
Robotics & Discrete Automation 355 237 50% 43%
Corporate and Other
(1)
(incl. intersegment eliminations) (338) (545)
Operational EBITA %

ABB Group 14.2% 11.1%
Electrification 16.1% 14.1%
Motion 17.1% 16.8%
Process Automation 12.8% 7.8%
Robotics & Discrete Automation 10.8% 8.2%
Cash flow from operating activities
(2)
ABB Group 3,330 1,693
Electrification 2,181 1,757
Motion 1,362 1,283
Process Automation 1,062 454
Robotics & Discrete Automation 374 378
Corporate and Other
(incl. intersegment eliminations) (1,641) (1,997)
Discontinued operations (8) (182)
(1) Corporate and Other includes Stranded corporate costs of $40 million for the year ended December 31, 2020.
(2) Commencing Q1 2021, depreciation relating to certain real estate assets, previously reported in Corporate and Other, has been reallocated to the individual operating segments utilizing these assets. Comparatives have been restated.

Q4

2021

FINANCIAL

INFORMATION
Operational EBITA
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) Q4 21 Q4 20 Q4 21 Q4 20 Q4 21 Q4 20 Q4 21 Q4 20 Q4 21 Q4 20
Revenues 7,567 7,182 3,445 3,356 1,735 1,705 1,805 1,545 799 801
Foreign exchange/commodity timing
differences in total revenues (44) (37) (22) (15) (10) (4) (5) (23) (5) 3
Operational revenues 7,523 7,145 3,423 3,341 1,725 1,701 1,800 1,522 794 804
Income from operations 2,975 578 418 444 2,464 258 193 28 45 23
Acquisition-related amortization 59 66 29 29 7 13 2 1 21 20
Restructuring, related and

implementation costs 79 220 34 62 4 24 33 88 1 12
Changes in obligations related to

divested businesses (7) 14 – – – – – – – –
Gains and losses from sale of businesses (2,184) (2) 9 (2) (2,195) – – – – –
Acquisition- and divestment-related

expenses and integration costs 58 31 34 31 7 – 18 1 – –
Other income/expense relating to the

Power Grids joint venture – 5 – – – – – – – –
Certain other non-operational items 40 (43) 8 (22) – 4 (2) – – 2
Foreign exchange/commodity timing
differences in income from operations (32) (44) (25) (20) (9) (14) 3 (15) (3) 2
Operational EBITA 988 825 507 522 278 285 247 103 64 59
Operational EBITA margin

(%)
13.1% 11.5% 14.8% 15.6% 16.1% 16.8% 13.7% 6.8% 8.1% 7.3%
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions, unless otherwise indicated) FY 21 FY 20 FY 21 FY 20 FY 21 FY 20 FY 21 FY 20 FY 21 FY 20
Revenues 28,945 26,134 13,187 11,924 6,925 6,409 6,259 5,792 3,297 2,907
Foreign exchange/commodity timing
differences in total revenues (1) (41) 1 (13) 2 (7) 5 (30) (7) –
Operational revenues 28,944 26,093 13,188 11,911 6,927 6,402 6,264 5,762 3,290 2,907
Income (loss) from operations 5,718 1,593 1,841 1,335 3,276 989 713 344 269 (163)
Acquisition-related amortization 250 263 117 115 43 52 5 4 83 78
Restructuring, related and
implementation costs 160 410 66 145 22 44 48 125 7 26
Changes in obligations related to

divested businesses 9 218 – 15 – – – – – –
Changes in pre-acquisition estimates (6) 11 (6) 11 – – – – – –
Gains and losses from sale of businesses (2,193) 2 13 4 (2,196) – (13) – – –
Fair value adjustment on assets and

liabilities held for sale – 33 – 33 – – – – – –
Acquisition- and divestment-related

expenses and integration costs 132 74 70 71 26 – 35 2 1 –
Other income/expense relating to the

Power Grids joint venture 34 20 – – – – – – – –
Certain other non-operational items (18) 335 (5) (27) 1 17 1 1 – 295
Foreign exchange/commodity timing
differences in income from operations 36 (60) 25 (21) 11 (27) 12 (25) (5) 1
Operational EBITA 4,122 2,899 2,121 1,681 1,183 1,075 801 451 355 237
Operational EBITA margin

(%)
14.2% 11.1% 16.1% 14.1% 17.1% 16.8% 12.8% 7.8% 10.8% 8.2%

Q4

2021

FINANCIAL

INFORMATION
Depreciation and Amortization
Process Robotics & Discrete
ABB Electrification Motion Automation Automation
($ in millions) Q4 21 Q4 20 Q4 21 Q4 20 Q4 21 Q4 20 Q4 21 Q4 20 Q4 21 Q4 20
Depreciation
(1)
141 147 74 68 29 32 13 17 16 13
Amortization 75 82 36 33 9 14 2 3 21 21
including total acquisition-related amortization of: 59 66 29 29 7 13 2 1 21 20
Process
Robotics & Discrete

ABB Electrification Motion Automation Automation
($ in millions) FY 21 FY 20 FY 21 FY 20 FY 21 FY 20 FY 21 FY 20 FY 21 FY 20
Depreciation
(1)
575 586 276 274 123 127 72 69 59 50
Amortization 318 329 149 138 49 55 11 11 85 81
including total acquisition-related amortization of: 250 263 117 115 43 52 5 4 83 78
(1)

Commencing Q1 2021, depreciation related to certain real estate assets, previously reported in Corporate and Other, has been reallocated to the individual operating segments utilizing these assets. Comparatives have been restated.
Orders received and revenues by region
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
Q4 21 Q4 20 US$ Local parable Q4 21 Q4 20 US$ Local parable
Europe 3,138 2,497 26% 31% 31% 2,756 2,710 2% 6% 6%
The Americas 2,640 2,002 32% 32% 38% 2,198 2,045 7% 7% 12%
of which United States 1,995 1,450 38% 38% 46% 1,579 1,497 5% 6% 11%
Asia, Middle East and Africa 2,479 2,504 -1% -2% -2% 2,613 2,427 8% 8% 7%
of which China 1,255 1,071 17% 14% 14% 1,233 1,231 0% -3% -2%
ABB Group 8,257 7,003 18% 20% 21% 7,567 7,182 5% 7% 8%
($ in millions, unless otherwise indicated)
Orders received CHANGE Revenues CHANGE
Com- Com-
FY 21 FY 20 US$ Local parable FY 21 FY 20 US$ Local parable
Europe 11,857 9,559 24% 20% 20% 10,529 9,708 8% 5% 5%
The Americas 9,940 7,938 25% 24% 25% 8,686 7,936 9% 9% 10%
of which United States 7,453 5,962 25% 25% 27% 6,397 6,019 6% 6% 8%
Asia, Middle East and Africa 10,071 8,893 13% 8% 8% 9,730 8,382 16% 12% 12%
of which China 5,036 4,107 23% 15% 15% 4,932 4,091 21% 13% 14%
Intersegment orders/revenues
(1)
– 122 – 108
ABB Group 31,868 26,512 20% 17% 17% 28,945 26,134 11% 8% 8%
(1)

Intersegment orders/revenues during the six months ended June 30, 2020, include sales to the Power Grids business which is presented as discontinued operations and thus these sales are not eliminated from Total orders/revenues.

Q4

2021

FINANCIAL

INFORMATION
—
Consolidated Financial Information
ABB Ltd Consolidated Income Statements (unaudited)
Year ended Three months ended
($ in millions, except per share data in $)
Dec. 31, 2021 Dec. 31, 2020 Dec. 31, 2021 Dec. 31, 2020
Sales of products 23,745 21,214 6,101 5,823
Sales of services and other 5,200 4,920 1,466 1,359
Total revenues 28,945 26,134 7,567 7,182
Cost of sales of products (16,364) (15,229) (4,275) (4,182)
Cost of services and other (3,114) (3,027) (895) (853)
Total cost of sales (19,478) (18,256) (5,170) (5,035)
Gross profit 9,467 7,878 2,397 2,147
Selling, general and administrative expenses (5,162) (4,895) (1,354) (1,271)
Non-order related research and development expenses (1,219) (1,127) (322) (336)
Impairment of goodwill – (311) – –
Other income (expense), net 2,632 48 2,254 38
Income from operations 5,718 1,593 2,975 578
Interest and dividend income 51 51 14 12
Interest and other finance expense (148) (240) (40) (49)
Losses from extinguishment of debt – (162) – (162)
Non-operational pension (cost) credit 166 (401) 36 (129)
Income from continuing operations before taxes 5,787 841 2,985 250
Income tax expense (1,057) (496) (282) (123)
Income from continuing operations, net of tax 4,730 345 2,703 127
Income (loss) from discontinued operations, net of tax (80) 4,860 (35) (183)
Net income (loss) 4,650 5,205 2,668 (56)
Net income attributable to noncontrolling interests (104) (59) (28) (23)
Net income (loss) attributable to ABB 4,546 5,146 2,640 (79)
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 4,625 294 2,674 104
Income (loss) from discontinued operations, net of tax (79) 4,852 (34) (183)
Net income (loss) 4,546 5,146 2,640 (79)
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 2.31 0.14 1.35 0.05
Income (loss) from discontinued operations, net of tax (0.04) 2.30 (0.02) (0.09)
Net income (loss) 2.27 2.44 1.34 (0.04)
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 2.29 0.14 1.34 0.05
Income (loss) from discontinued operations, net of tax (0.04) 2.29 (0.02) (0.09)
Net income (loss) 2.25 2.43 1.33 (0.04)
Weighted-average number of shares outstanding

(in millions) used to compute:
Basic earnings per share attributable to ABB shareholders 2,001 2,111 1,974 2,059
Diluted earnings per share attributable to ABB shareholders 2,019 2,119 1,991 2,071
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4

2021

FINANCIAL

INFORMATION
—
ABB Ltd Condensed Consolidated Statements of Comprehensive
Income (unaudited)
Year ended Three months ended
($ in millions)
Dec. 31, 2021 Dec. 31, 2020 Dec. 31, 2021 Dec. 31, 2020
Total comprehensive income,

net of tax
4,567 6,820 2,845 576
Total comprehensive

income attributable to noncontrolling interests, net

of tax
(108) (86) (27) (28)
Total comprehensive income

attributable to ABB shareholders, net of tax
4,459 6,734 2,818 548
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4

2021

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Balance Sheets (unaudited)
($ in millions)
Dec. 31, 2021 Dec. 31, 2020
Cash and equivalents 4,159 3,278
Restricted cash 30 323
Marketable securities and short-term investments 1,170 2,108
Receivables, net 6,551 6,820
Contract assets 990 985
Inventories, net 4,880 4,469
Prepaid expenses 206 201
Other current assets 573 760
Current assets held for sale and in discontinued operations 136 282
Total current assets 18,695 19,226
Restricted cash, non-current 300 300
Property, plant and equipment,

net
4,045 4,174
Operating lease right-of-use assets 895 969
Investments in equity-accounted companies 1,670 1,784
Prepaid pension and other employee benefits 892 360
Intangible assets, net 1,561 2,078
Goodwill 10,482 10,850
Deferred taxes 1,177 843
Other non-current assets 543 504
Total assets 40,260 41,088
Accounts payable, trade 4,921 4,571
Contract liabilities 1,894 1,903
Short-term debt and current maturities of long-term

debt
1,384 1,293
Current operating leases 230 270
Provisions for warranties 1,005 1,035
Other provisions 1,386 1,519
Other current liabilities 4,367 4,181
Current liabilities held for sale and in discontinued operations 381 644
Total current liabilities 15,568 15,416
Long-term debt 4,177 4,828
Non-current operating leases 689 731
Pension and other employee benefits 1,025 1,231
Deferred taxes 685 661
Other non-current liabilities 2,116 2,025
Non-current liabilities held for sale and in discontinued operations 43 197
Total liabilities 24,303 25,089
Commitments and contingencies
Stockholders’ equity:
Common stock, CHF 0.12 par value
(2,053 million and 2,168 million shares issued at December

31, 2021 and 2020, respectively)
178 188
Additional paid-in capital 22 83
Retained earnings 22,477 22,946
Accumulated other comprehensive loss (4,088) (4,002)
Treasury stock, at cost
(95 million and 137 million shares at December 31, 2021

and 2020, respectively)
(3,010) (3,530)
Total ABB stockholders’ equity 15,579 15,685
Noncontrolling interests 378 314
Total stockholders’ equity 15,957 15,999
Total liabilities and stockholders’

equity
40,260 41,088
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4

2021

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Cash Flows (unaudited)
Year ended Three months ended
($ in millions)
Dec. 31, 2021 Dec. 31, 2020 Dec. 31, 2021 Dec. 31, 2020
Operating activities:
Net income (loss)

4,650 5,205 2,668 (56)
Loss (income) from discontinued operations, net of tax 80 (4,860) 35 183
Adjustments to reconcile net income (loss) to

net cash provided by operating activities:
Depreciation and amortization 893 915 216 229
Impairment of goodwill – 311 – –
Changes in fair values of investments (123) (99) (9) (13)
Pension and other employee benefits (216) 50 (57) 77
Deferred taxes (289) (280) (371) (121)
Losses from extinguishment of debt – 162 – 162
Loss (income) from equity-accounted companies 100 66 17 25
Net loss (gain) from derivatives and foreign exchange 49 (2) (50) (31)
Net loss (gain) from sale of property,

plant and equipment
(38) (37) (16) (13)
Net loss (gain) from sale of businesses (2,193) 2 (2,184) (2)
Fair value adjustment on assets and liabilities held for sale – 33 – –
Other 117 57 47 (12)
Changes in operating assets and liabilities:
Trade receivables, net (142) (100) 40 (63)
Contract assets and liabilities 29 186 102 145
Inventories, net (771) 196 (79) 397
Accounts payable, trade 659 (13) 298 85
Accrued liabilities 454 (92) 118 (34)
Provisions, net (48) 243 31 147
Income taxes payable and receivable 117 (76) 209 2
Other assets and liabilities, net 10 8 18 118
Net cash provided by operating activities – continuing

operations
3,338 1,875 1,033 1,225
Net cash used in operating activities – discontinued

operations
(8) (182) (13) (43)
Net cash provided by operating activities 3,330 1,693 1,020 1,182
Investing activities:
Purchases of investments (1,528) (5,933) (1,114) 49
Purchases of property, plant and

equipment and intangible assets
(820) (694) (361) (262)
Acquisition of businesses (net of cash acquired)
and increases in cost- and equity-accounted companies (241) (121) (14) (22)
Proceeds from sales of investments 2,272 4,341 633 3,053
Proceeds from maturity of investments 81 11 1 10
Proceeds from sales of property,

plant and equipment
93 114 57 46
Proceeds from sales of businesses (net of transaction costs
and cash disposed) and cost- and equity-accounted companies 2,958 (136) 2,865 (3)
Net cash from settlement of foreign currency derivatives (121) 138 (46) 44
Other investing activities (23) 8 2 (3)
Net cash provided by (used in) investing activities –

continuing operations
2,671 (2,272) 2,023 2,912
Net cash provided by (used in) investing activities –

discontinued operations
(364) 9,032 (281) (59)
Net cash provided by investing activities 2,307 6,760 1,742 2,853
Financing activities:
Net changes in debt with original maturities of 90 days or less (83) (587) (296) (62)
Increase in debt 1,400 343 22 (17)
Repayment of debt (1,538) (3,459) (775) (2,796)
Delivery of shares 826 412 40 29
Purchase of treasury stock (3,708) (3,048) (1,267) (1,778)
Dividends paid (1,726) (1,736) – –
Dividends paid to noncontrolling shareholders (98) (82) (7) –
Other financing activities (41) (49) (24) 18
Net cash used in financing activities – continuing

operations
(4,968) (8,206) (2,307) (4,606)
Net cash provided by financing activities – discontinued

operations
– 31 – –
Net cash used in financing activities (4,968) (8,175) (2,307) (4,606)
Effects of exchange rate changes on cash and equivalents

and restricted cash
(81) 79 (6) 134
Net change in cash and equivalents and restricted cash 588 357 449 (437)
Cash and equivalents and restricted cash, beginning

of period
3,901 3,544 4,040 4,338
Cash and equivalents and restricted cash, end of period 4,489 3,901 4,489 3,901
Supplementary disclosure of cash flow information:
Interest paid 132 189 57 78
Income taxes paid 1,292 905 499 216
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4

2021

FINANCIAL

INFORMATION
—
ABB Ltd Consolidated Statements of Changes in Stockholders’ Equity (unaudited)
($ in millions)
Common
stock
Additional
paid-in
capital
Retained
earnings
Accumulated
other
comprehensive
loss
Treasury
stock
Total ABB

stockholders’
equity
Non-
controlling
interests
Total
stockholders’
equity
Balance at January 1, 2020 188 73 19,640 (5,590) (785) 13,526 454 13,980
Adoption of accounting
standard update (82) (82) (9) (91)
Comprehensive income:
Net income 5,146 5,146 59 5,205
Foreign currency translation
adjustments, net of tax of $2 990 990 27 1,017
Effect of change in fair value of
available-for-sale securities,
net of tax of $3 7 7 7
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $161 589 589 589
Change in derivative instruments
and hedges, net of tax of $(2) 2 2 2
Total comprehensive income 6,734 86 6,820
Changes in noncontrolling interests (16) (16) 19 3
Change in noncontrolling interests

in connection with divestments – (138) (138)
Dividends to
noncontrolling shareholders – (98) (98)
Dividends to shareholders (1,758) (1,758) (1,758)
Share-based payment arrangements 54 54 54
Purchase of treasury stock (3,181) (3,181) (3,181)
Delivery of shares (24) 436 412 412
Other (3) (3) (3)
Balance at December 31, 2020 188 83 22,946 (4,002) (3,530) 15,685 314 15,999
Balance at January 1, 2021 188 83 22,946 (4,002) (3,530) 15,685 314 15,999
Comprehensive income:
Net income 4,546 4,546 104 4,650
Foreign currency translation
adjustments, net of tax of $0 (534) (534) 4 (530)
Effect of change in fair value of
available-for-sale securities,
net of tax of $(4) (15) (15) (15)
Unrecognized income (expense)
related to pensions and other
postretirement plans,
net of tax of $22 467 467 467
Change in derivative instruments
and hedges, net of tax of $(1) (5) (5) (5)
Total comprehensive income 4,459 108 4,567
Changes in noncontrolling interests (37) (20) (57) 55 (2)
Dividends to
noncontrolling shareholders – (98) (98)
Dividends to shareholders (1,730) (1,730) (1,730)
Cancellation of treasury shares (10) (17) (3,130) 3,157 – –
Share-based payment arrangements 60 60 60
Purchase of treasury stock (3,682) (3,682) (3,682)
Delivery of shares (84) (136) 1,046 826 826
Other 16 16 16
Balance at December 31, 2021 178 22 22,477 (4,088) (3,010) 15,579 378 15,957
Due to rounding, numbers presented may not add to the totals provided.
See Notes to the Consolidated Financial Information

Q4

2021

FINANCIAL

INFORMATION
—
Notes to the Consolidated Financial Information (unaudited)
─
Note 1
The Company and basis of presentation
ABB Ltd and its subsidiaries (collectively,

the Company) together form a leading global technology

company, connecting software

to its electrification, robotics,
automation and motion portfolio to drive performance to new levels.
The Company’s Consolidated Financial Information is

prepared in accordance with United States of America

generally accepted accounting principles (U.S.
GAAP) for interim financial reporting. As such, the Consolidated

Financial Information does not include all the information

and notes required under U.S. GAAP for
annual consolidated financial statements. Therefore, such

financial information should be read in conjunction with the audited consolidated financial statements in
the Company’s Annual Report for the year ended December

31, 2020.
The preparation of financial information in conformity with

U.S. GAAP requires management to make assumptions

and estimates that directly affect the amounts
reported in the Consolidated Financial Information. These

accounting assumptions and estimates include:
●
growth rates, discount rates and other assumptions used

to determine impairment of long-lived assets and in

testing goodwill for impairment,
●
estimates to determine valuation allowances for deferred tax assets and amounts recorded for unrecognized tax

benefits,
●
assumptions used in determining inventory obsolescence

and net realizable value,
●
estimates and assumptions used in determining the initial

fair value of retained noncontrolling interest and certain obligations in connection with
divestments,
●
estimates and assumptions used in determining the fair

values of assets and liabilities assumed in business combinations,
●
assumptions used in the determination of corporate costs

directly attributable to discontinued operations,
●
estimates of loss contingencies associated with litigation

or threatened litigation and other claims and inquiries,

environmental damages, product
warranties, self-insurance reserves, regulatory and other proceedings,
●
estimates used to record expected costs for employee severance in connection with restructuring programs,
●
estimates related to credit losses expected to occur over the remaining life of financial assets such as trade and other

receivables, loans and other
instruments,
●
assumptions used in the calculation of pension and postretirement benefits and the fair value of pension plan assets,

and
●
assumptions and projections, principally related to future material,

labor and project-related overhead costs, used in

determining the percentage-of-
completion on projects, as well as the amount of variable consideration the Company expects to be entitled to.
The actual results and outcomes may differ from

the Company’s estimates and assumptions.
A portion of the Company’s activities (primarily long-term

construction activities) has an operating cycle that

exceeds one year. For classification

of current assets
and liabilities related to such activities, the Company elected to use the duration of the individual contracts as its

operating cycle. Accordingly, there

are accounts
receivable, contract assets, inventories and provisions related to these contracts which will not be realized within

one year that have been classified as current.
Basis of presentation
In the opinion of management, the unaudited Consolidated

Financial Information contains all necessary adjustments

to present fairly the financial position, results
of operations and cash flows for the reported periods.

Management considers all such adjustments to be

of a normal recurring nature. The Consolidated Financial
Information is presented in United States dollars ($) unless otherwise stated. Due to rounding, numbers presented in

the Consolidated Financial Information may
not add to the totals provided.
Certain amounts reported in the Interim Consolidated

Financial Information for prior periods have been reclassified to conform to the current year’s presentation.
These changes

primarily relate to the reallocation of certain real estate assets,

previously reported within Corporate and Other,

into the operating segments which
utilize the assets.
Adjustment related to prior periods
In the three months ended December 31, 2020, the Company

corrected certain liabilities which were

extinguished as part of the finalization of the purchase

price of
GEIS. The price agreement was reached in 2019 but the

impact on these liabilities was not originally identified

at that time by the Company. As

a result, a gain of
$28 million was recorded in the Interim Consolidated

Income Statements for the three months ended December

31, 2020. As this gain results from the favorable
resolution of a purchase price uncertainty with respect

to the acquisition of GEIS, this amount has been excluded

from the measure of segment performance,
Operational EBITA (see Note

18) for the Electrification operating segment. The

Company evaluated the impact of the correction on

both a quantitative and
qualitative basis under the guidance of ASC 250, Accounting

Changes and Error Corrections, and determined

that there were no material impacts on the trend

of
net income, cash flows or liquidity for previously issued

annual financial statements.

Q4

2021

FINANCIAL

INFORMATION
─
Note 2
Recent accounting pronouncements
Applicable for current periods
Simplifying the accounting for income taxes
In January 2021, the Company adopted a new accounting standard update,

which enhances and simplifies various aspects of

the income tax accounting guidance
related to intraperiod tax allocations, ownership changes in investments and certain aspects of interim period tax

accounting. Depending on the amendment,

the
adoption was applied on either a retrospective, modified retrospective,

or prospective basis. This update does not have a

significant impact on the Company’s
consolidated financial statements.
Applicable for future periods
Facilitation of the effects of reference rate reform

on financial reporting
In March 2020, an accounting standard update was issued

which provides temporary optional expedients and exceptions

to the current guidance on contract
modifications and hedge accounting to ease the financial

reporting burdens related to the expected market

transition from the London Interbank Offered Rate
(LIBOR) and other interbank offered rates to alternative

reference rates. This update, along with clarifications

outlined in a subsequent update issued in January
2021, can be adopted and applied no later than December

31, 2022, with early adoption permitted. The Company

does not expect this update to have a significant
impact on its consolidated financial statements.
Business Combinations — Accounting for contract assets

and contract liabilities from contracts with customers
In October 2021, an accounting standard update was issued

which provides guidance on the accounting for revenue

contracts acquired in a business combination.
The update requires contract assets and liabilities acquired in a business combination to be recognized and measured

at the date of acquisition in accordance with
the principles for recognizing revenues from contracts with

customers. This update is effective prospectively

for the Company for annual and interim

reporting
periods beginning January 1, 2023, with early adoption

permitted in any interim period. The Company will adopt

this update prospectively as of January 1, 2022.
The Company does not expect this update to have a significant impact on its consolidated financial statements.
Disclosures about government assistance
In November 2021, an accounting standard update was issued

which requires entities to disclose certain types of government assistance. Under the update, the
Company is required to annually disclose (i) the type of

the assistance received, including any significant terms

and conditions, (ii) its related accounting policy,
and (iii) the effect such transactions have on its

financial statements. The update is effective

either prospectively for all in-scope transactions at the

date of
adoption or retrospectively, for

annual periods beginning January 1, 2022, with early

adoption permitted. The Company will adopt this update

prospectively as of
January 1, 2022. This update does not have a significant

impact on the Company’s consolidated financial

statements.

─
Note 3
Discontinued operations and assets held for sale
Divestment of the Power Grids business
On July 1, 2020, the Company completed the sale of 80.1

percent of its Power Grids business to Hitachi Ltd (Hitachi)

.

The transaction was executed through the
sale of 80.1 percent of the shares of Hitachi Energy Ltd, formerly

Hitachi ABB Power Grids Ltd (“Hitachi Energy”). Cash

consideration received at the closing date
was $9,241 million net of cash disposed.

Further, for accounting purposes,

the 19.9 percent ownership interest retained by the Company

was deemed to have
been both divested and reacquired at its fair value

on July 1, 2020. The Company also obtained a put

option, exercisable with three-months’ notice commencing

in
April 2023 (to be effective from July 2023), allowing

the Company to require Hitachi to purchase the remaining

interest for fair value, subject to a minimum floor
price equivalent to a 10 percent discount compared to

the price paid for the initial 80.1 percent. The combined

fair value of the retained investment and the related
put option, which was initially estimated at $1,808 million

on July 1, 2020, and subsequently remeasured to $1,779

million in the three months ended
December 31, 2020, was recorded as an equity-method

investment and also accounted for as part of the proceeds

for the sale of the entire Power Grids business
(see Note 4).
In connection with the divestment, the Company recorded liabilities in discontinued operations for estimated future costs

and other cash payments of $487 million
for various contractual items relating to the sale of the business,

including required future cost reimbursements

payable to Hitachi Energy,

costs to be incurred by
the Company for the direct benefit of Hitachi Energy and

an amount due to Hitachi Ltd in connection with

the expected purchase price finalization of the closing
debt and working capital balances. In October 2021,

the Company and Hitachi concluded an agreement

to settle the various amounts owing by the Company.

The
net difference between the agreed amounts and the

amounts initially estimated by the Company was recorded

in the three months ended December 31, 2021,

in
discontinued operations as an adjustment to “Net gain

recognized on sale of the Power Grids business” in the table below. During the year and three

months
ended December 31, 2021, total cash payments (including

the amounts paid under the settlement agreement) of $364

million and $281 million, respectively,

were
made in connection with these liabilities. In both the year

and three months ended December 31, 2020, total

cash payments made in connection with these
liabilities amounted to $33 million. At December 31, 2021,

the remaining amount recorded was $150 million.
As a result of the Power Grids sale, the Company

recognized an initial net gain of $5,320 million, net

of transaction costs, for the sale of the entire Power

Grids
business, in Income from discontinued operations, net

of tax, in the year ended December 31, 2020. Certain

amounts included in the net gain were estimated or
otherwise subject to change and in the three months

ended December 31, 2020, adjustments to decrease

the net gain by $179 million were recorded. Included

in
the calculation of the net gain was a cumulative translation loss relating to the Power Grids business of $420 million

which was reclassified from Accumulated other
comprehensive loss (see Note 16). In the year and

three months ended December 31, 2021, the Company

has recorded further adjustments to the net gain,
including the impacts of the agreed settlement amount

referred to above, reducing the gain by $65 million and

$33 million, respectively.

Certain remaining minor
obligations relating to the divestment continue to be subject to uncertainty and will be adjusted in future periods but these adjustments are not expected to have a
material impact on the consolidated financial statements.
In the year ended December 31, 2020,

the Company recorded $262 million,

in Income tax expense within discontinued operations

in connection with the
reorganization of the legal entity structure of the Power Grids business required to facilitate the sale.

Q4

2021

FINANCIAL

INFORMATION
Certain entities of the Power Grids business for which the

legal process or other regulatory delays resulted

in the Company not yet having transferred legal

titles to
Hitachi were accounted for as being sold since control

of the business as well as all risks and rewards of

the business were fully transferred to Hitachi Energy.

At
December 31, 2021, substantially all of these delayed entities have been legally transferred to Hitachi. The proceeds

for these entities are included in the cash
proceeds described above and certain funds were placed in

escrow pending completion of the transfer process.

At December 31, 2021 and 2020, current
restricted cash includes $12 million and $302 million, respectively,

relating to these proceeds.
In connection with the divestment, the Company has recognized liabilities in discontinued operations for certain indemnities

(see Note 11 for additional

information)
and has also recorded an initial liability of $258 million

representing the fair value of the right granted to Hitachi

Energy for the use of the ABB brand for up to
8 years.
Upon closing of the sale, the Company entered into various

transition services agreements (TSAs). Pursuant to

these TSAs, the Company and Hitachi Energy
provide to each other, on an interim, transitional

basis, various services. The services provided by the Company primarily include finance, information technology,
human resources and certain other administrative services.

Under the current terms, the TSAs will continue

for up to 3 years, and can only be extended

on an
exceptional basis for business-critical services for an additional period which is reasonably necessary to avoid a material adverse

impact on the business. In the
year and three months ended December 31, 2021, the Company

has recognized within its continuing operations, general

and administrative expenses incurred to
perform the TSA, offset by $173 million and $46 million,

respectively, in TSA-related income

for such services that is reported in Other income (expense).

In the
year and three months ended December 31, 2020, Other

income (expense) included $91 million and $49 million,

respectively, of TSA

-related income for such
services.
Discontinued operations
As a result of the sale of the Power Grids business,

substantially all Power Grids-related assets and liabilities have been sold. As this divestment represented a
strategic shift that would have a major effect on the Company’s operations and financial results, the results of operations

for this business have been presented as
discontinued operations and the assets and liabilities are presented as held for sale and in discontinued operations for

all periods presented. Certain of the
business contracts in the Power Grids business continue to

be executed by subsidiaries of the Company for the

benefit/risk of Hitachi Energy. Assets

and liabilities
relating to, as well as the net financial results of, these

contracts will continue to be included in discontinued

operations until they have been completed or
otherwise transferred to Hitachi Energy.
Prior to the divestment, interest expense that was

not directly attributable to or related to the Company’s

continuing business or discontinued business was
allocated to discontinued operations based on the ratio

of net assets to be sold less debt that was required to

be paid as a result of the planned disposal
transaction to the sum of total net assets of the Company

plus consolidated debt. General corporate overhead was

not allocated to discontinued operations.
Operating results of the discontinued operations, are summarized as follows:
Year ended Three months ended
($ in millions)
Dec. 31, 2021 Dec. 31, 2020 Dec. 31, 2021 Dec. 31, 2020
Total revenues – 4,008 – –
Total cost of sales – (3,058) – –
Gross profit – 950 – –
Expenses (18) (808) (5) (6)
Change to net gain recognized on sale of the Power Grids

business
(65) 5,141 (33) (179)
Income (loss) from operations (83) 5,282 (38) (185)
Net interest income (expense) and other finance expense 2 (5) 2 –
Non-operational pension (cost) credit – (94) – –
Income (loss) from discontinued operations before taxes (81) 5,182 (36) (185)
Income tax 1 (322) 1 2
Income (loss) from discontinued operations, net of tax (80) 4,860 (35) (183)
Of the total Income (loss) from discontinued operations

before taxes in the table above, $(80) million and

$5,170 million in the year ended December 31,

2021

and
2020, respectively, and $(35)

million and $(185) million in the three months ended

December 31, 2021 and 2020, respectively,

are attributable to the Company,
while the remainder is attributable to noncontrolling interests.
Until the date of the divestment, Income (loss) from

discontinued operations before taxes excluded

stranded costs which were previously able to be

allocated to
the Power Grids operating segment.

As a result, for the year ended December 31,

2020, $40 million of allocated overhead and other management costs, which
were previously included in the measure of segment profit

for the Power Grids operating segment are reported

as part of Corporate and Other.

In the table above,
Net interest income (expense) and other finance expense in

the year ended December 31, 2020, included

$20 million of interest expense which was recorded

on
an allocated basis in accordance with the Company’s

accounting policy election until the divestment date. In

addition, as required by U.S. GAAP,

subsequent to
December 17, 2018, (the date of the original agreement to

sell the Power Grids business) the Company has not record

ed depreciation or amortization on the
property, plant and equipment,

and intangible assets reported as discontinued operations.
Included in the reported Total

revenues of the Company for the year ended December

31, 2020, are revenues for sales from the Company’s

operating segments to
the Power Grids business of $108 million, which represent

intercompany transactions that, prior to Power Grids

being classified as a discontinued operation, were
eliminated in the Company’s consolidated financial

statements (see Note 18). Subsequent to the divestment,

sales to Hitachi Energy are reported as third-party
revenues.
In addition,

the Company also has retained obligations (primarily

for environmental and taxes) related to other businesses

disposed or otherwise exited that
qualified as discontinued operations. Changes to these retained obligations are also included in Income (loss) from discontinued

operations, net of tax, above.

Q4

2021

FINANCIAL

INFORMATION
The major components of assets and liabilities held for

sale and in discontinued operations in the Company’s

Consolidated Balance Sheets are summarized

as
follows:
($ in millions)
Dec. 31, 2021
(1)
Dec. 31, 2020
(1)
Receivables, net 131 280
Inventories, net – 1
Other current assets 5 1
Current assets held for sale and in discontinued operations 136 282
Accounts payable, trade 71 188
Other liabilities 310 456
Current liabilities held for sale and in discontinued

operations
381 644
Other non-current liabilities 43 197
Non-current liabilities held for sale and in discontinued

operations
43 197
(1)

At December 31, 2021 and 2020, the balances reported as held for sale and in discontinued operations pertain to Power Grids activities and other obligations which will remain with the Company until such time as the obligation is settled or the activities are fully wound down.
─
Note 4
Acquisitions, divestments and equity-accounted companies
Acquisition of controlling interests
Acquisitions of controlling interests were as follows:
Year ended December 31, Three months ended December 31,
($ in millions, except number of acquired businesses) 2021 2020 2021 2020
Purchase price for acquisitions (net of cash acquired)
(1)
212 79 (3) 19
Aggregate excess of purchase price
over fair value of net assets acquired
(2)
161 92 2 23
Number of acquired businesses

2 3 – 1
(1)

Excluding changes in cost- and equity-accounted companies
(2)

Recorded as goodwill (see Note 9). For all periods presented, amounts include adjustments arising during the measurement period of acquisitions.
In the table above, the “Purchase price for acquisitions”

and “Aggregate excess of purchase price over fair value

of net assets acquired” amounts for the year
ended December 31, 2021, relate primarily to the acquisition of ASTI Mobile Robotics Group (ASTI).
Acquisitions of controlling interests have been accounted for under the acquisition method and have been included

in the Company’s Consolidated Financial
Statements since the date of acquisition.

While the Company uses its best estimates and assumptions

as part of the purchase price allocation process to value

assets acquired and liabilities assumed at
the acquisition date, the purchase price allocation for acquisitions is preliminary for up to 12 months after the acquisition

date and is subject to refinement as more
detailed analyses are completed and additional information

about the fair values of the assets and liabilities becomes

available.

On August 2, 2021, the Company acquired the shares

of ASTI.

ASTI is headquartered in Burgos, Spain,

and is a global autonomous mobile robot (AMR)
manufacturer.

The resulting cash outflows for the Company amounted

to $186 million (net of cash acquired of $7 million). The

acquisition expands the Company’s
robotics and automation offering in its Robotics

and Discrete Automation operating segment.
There were no significant business acquisitions for the year and three months ended December 31, 2020.
Investments in equity-accounted companies
In connection with the divestment of its Power Grids business to Hitachi (see Note 3), the Company retained a

19.9 percent interest in the business. For
accounting purposes, the 19.9 percent interest is deemed

to have been both divested and reacquired, with

a fair value at the transaction date of $1,661 million

.
The fair value was based on a discounted cash flow model

considering the expected results of the future business

operations of Hitachi Energy and using relevant
market inputs including a risk-adjusted weighted-average cost of capital. The Company also obtained a right to require

Hitachi to purchase this investment (see
Note 3) with a floor price equivalent to a 10 percent

discount compared to the price paid by Hitachi for

the initial 80.1 percent. This option was valued at
$118 million using a standard

option pricing model with inputs considering the nature

of the investment and the expected period until option

exercise. As this option
is not separable from the investment the value has been

combined with the value of the underlying investment

and is accounted for together.
Hitachi also holds a call option which would require the Company to sell the remaining 19.9 percent interest in Hitachi

Energy at a price consistent with what was
paid by Hitachi to acquire the initial 80.1 percent

or at fair value, if higher. The

option is exercisable with three-months’ notice from April 2023,

to be effective from
July 2023.
The Company has concluded that based on its continuing involvement with the Power Grids business, including membership

in its governing board of directors, it
has significant influence over Hitachi Energy.

As a result, the investment (including the value of

the option) is accounted for using the equity method.

Q4

2021

FINANCIAL

INFORMATION
The difference between the initial carrying value of

the Company's investment in Hitachi Energy at fair value

and its proportionate share of the underlying net
assets, created basis differences

of $8,570 million ($1,705 million for the Company’s

19.9 percent ownership),

which are allocated as follows:
Allocated Weighted-average
($ in millions)
Amount

useful life
Inventories 169 5 months
Order backlog 727 2 years
Property, plant and equipment
(1)
1,016
Intangible assets
(2)
1,731 9 years
Other contractual rights 251 2 years
Other assets 43
Deferred tax liabilities (942)
Goodwill 6,026
Less: Amount attributed to noncontrolling interest (451)
Basis difference 8,570
(1)

Property, plant and equipment includes assets subject to amortization having an initial fair value difference of $686 million and a weighted-average useful life of 14 years.
(2)

Intangible assets include brand license agreement, technology and customer relationships.
For assets subject to depreciation or amortization, the Company amortizes these basis differences

over the estimated remaining useful lives of the assets

that
gave rise to this difference,

recording the amortization,

net of related deferred tax benefit, as a reduction

of income from equity accounted companies.

Certain
other assets are recorded as an expense as the benefits

from the assets are realized. As of December 31, 2021,

the Company determined that no impairment of
its equity-accounted investments existed.
The carrying value of the Company’s investments

in equity-accounted companies and respective

percentage of ownership is as follows:
Ownership as of Carrying value at
($ in millions, except ownership share in %) December 31, 2021 December 31, 2021 December 31, 2020
Hitachi Energy Ltd 19.9% 1,609 1,710
Others 61 74
Total 1,670 1,784
In the year and three months ended December 31, 2021

and 2020, the Company recorded its share of the

earnings of investees accounted for under the equity
method of accounting in Other income (expense), net, as follows:
Year ended December 31, Three months ended December 31,
($ in millions)
2021 2020 2021 2020
Income from equity-accounted companies, net of taxes 38 29 27 17
Basis difference amortization (net of deferred income

tax benefit)
(138) (95) (44) (43)
Loss from equity-accounted companies (100) (66) (17) (26)
Business divestments
In the year and three months ended December 31, 2021,

the Company received proceeds (net of transactions costs

and cash disposed) of $2,958 million and
$2,865 million, respectively, relating

to divestments of consolidated businesses and recorded

gains of $2,193 million and $2,184 million, respectively

in “Other
income (expense), net” on the sales of such businesses. These are primarily due to the divestment of the Company’s

Mechanical Power Transmission Division
(Dodge) to RBC Bearings Inc. Certain amounts included in

the net gain for the sale of the Dodge business

are estimated or otherwise subject to change in value
and, as a result, the Company may record additional

adjustments to the gain in future periods which are

not expected to have a material impact on the
consolidated financial statements. In the years ended December

31, 2021 and 2020, “Income from continuing operations

before taxes”, included net income of
$115 million and $96 million,

respectively, from the Dodge

business which, prior to its sale was part of the Company’s

Motion operating segment. In the three
months ended December 31, 2021 and 2020, “Income

from continuing operations before taxes”, included net income of $9 million and $25 million, respectively,
related to this business.
In 2020, the Company completed the sale of its Power Grids

business (see Note 3 for details) and its solar inverters

business.

Divestment of the solar inverters business

In February 2020, the Company completed the sale

of its solar inverters business for no consideration. Under

the agreement, which was reached in July 2019, the
Company was required to transfer $143 million of cash

to the buyer on the closing date. In addition, payments

totaling EUR 132 million ($145 million) are required
to be transferred to the buyer from 2020 through 2025.

In the year ended December 31, 2019, the Company

recorded a loss of $421 million,

representing the
excess of the carrying value, which includes a loss of

$99 million arising from the cumulative translation adjustment

,

over the estimated fair value of this business.
During the year ended December 31, 2020, a loss of

$33 million was included in “Other income (expense),

net” for changes in fair value of this business of which
$14 million was recorded in the three months. The loss

in 2020 includes the $99 million reclassification from

other comprehensive income of the currency
translation adjustment related to the business.
The fair value was based on the estimated current market

values using Level 3 inputs, considering the agreed-upon

sale terms with the buyer. The

solar inverters
business, which includes the solar inverters business acquired as part of the Power-One acquisition in 2013, was

part of the Company’s Electrification segment.

As this divestment does not qualify as a discontinued operation,

the results of operations for this business prior to its

disposal are included in the Company’s
continuing operations for all periods presented.
Including the above loss of $33 million,

in the year ended December 31, 2020, Income from

continuing operations before taxes includes net losses

of $63 million
from the solar inverters business prior to its sale.

Q4

2021

FINANCIAL

INFORMATION
─
Note 5
Cash and equivalents, marketable securities and short-term investments
Cash and equivalents, marketable securities and short

-term investments consisted of the following:
December 31, 2021
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value

recorded in net income
Cash 2,752 2,752 2,752
Time deposits 2,037 2,037 1,737 300
Equity securities 569 18 587 587
5,358 18 – 5,376 4,489 887
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 203 7 (1) 209 209
Corporate 74 1 (1) 74 74
277 8 (2) 283 – 283
Total 5,635 26 (2) 5,659 4,489 1,170
Of which:

Restricted cash, current 30
Restricted cash, non-current 300
December 31, 2020
Cash and Marketable
Gross Gross equivalents securities
unrealized unrealized and restricted and short-term
($ in millions)
Cost basis gains losses Fair value cash investments
Changes in fair value
recorded in net income
Cash 2,388 2,388 2,388
Time deposits 1,513 1,513 1,513
Equity securities 1,704 12 1,716 1,716
5,605 12 – 5,617 3,901 1,716
Changes in fair value recorded
in other comprehensive income
Debt securities available-for-sale:
U.S. government obligations 274 19 293 293
European government obligations 24 24 24
Corporate 69 6 75 75
367 25 – 392 – 392
Total 5,972 37 – 6,009 3,901 2,108
Of which:
Restricted cash, current 323
Restricted cash, non-current 300

Q4

2021

FINANCIAL

INFORMATION
─
Note 6
Derivative financial instruments
The Company is exposed to certain currency,

commodity, interest rate

and equity risks arising from its global operating, financing and investing activities. The
Company uses derivative instruments to reduce and manage

the economic impact of these exposures.
Currency risk

Due to the global nature of the Company’s operations,

many of its subsidiaries are exposed to currency risk

in their operating activities from entering into
transactions in currencies other than their functional currency.

To manage

such currency risks, the Company’s policies

require its subsidiaries to hedge their
foreign currency exposures from binding sales and purchase

contracts denominated in foreign currencies. For forecasted

foreign currency denominated sales of
standard products and the related foreign currency denominated purchases, the Company’s policy is to hedge

up to a maximum of 100 percent of the forecasted
foreign currency denominated exposures, depending on

the length of the forecasted exposures. Forecasted

exposures greater than 12 months are not hedged.
Forward foreign exchange contracts are the main instrument

used to protect the Company against the volatility

of future cash flows (caused by changes in
exchange rates) of contracted and forecasted sales and purchases denominated in foreign currencies. In addition, within

its treasury operations, the Company
primarily uses foreign exchange swaps and forward foreign

exchange contracts to manage the currency and timing

mismatches arising in its liquidity management
activities.
Commodity risk
Various commodity products

are used in the Company’s manufacturing activities.

Consequently it is exposed to volatility in future cash flows arising from changes
in commodity prices. To

manage the price risk of commodities, the Company’s

policies require that its subsidiaries hedge the commodity

price risk exposures from
binding contracts, as well as at least 50 percent (up to

a maximum of 100 percent) of the forecasted commodity

exposure over the next 12 months or longer (up to
a maximum of 18 months). Primarily swap contracts are

used to manage the associated price risks of commodities.
Interest rate risk

The Company has issued bonds at fixed rates. Interest

rate swaps and cross-currency interest rate swaps

are used to manage the interest rate and foreign
currency risk associated with certain debt and generally

such swaps are designated as fair value hedges. In addition,

from time to time, the Company uses
instruments such as interest rate swaps, interest rate futures,

bond futures or forward rate agreements to manage interest

rate risk arising from the Company’s
balance sheet structure but does not designate such instruments as hedges.
Equity risk
The Company is exposed to fluctuations in the fair

value of its warrant appreciation rights (WARs)

issued under its management

incentive plan. A WAR gives its
holder the right to receive cash equal to the market price

of an equivalent listed warrant on the date of exercise.

To eliminate

such risk, the Company has
purchased cash-settled call options, indexed to the shares

of the Company, which entitle

the Company to receive amounts equivalent to its obligations under the
outstanding WARs.
Volume of derivative activity
In general, while the Company’s primary objective

in its use of derivatives is to minimize exposures arising

from its business, certain derivatives are designated
and qualify for hedge accounting treatment while others either are not designated or do not qualify for hedge accounting.
Foreign exchange and interest rate derivatives
The gross notional amounts of outstanding foreign exchange

and interest rate derivatives (whether designated as hedges

or not) were as follows:
Type of derivative Total notional amounts at
($ in millions)
December 31, 2021 December 31, 2020
Foreign exchange contracts 11,276 12,610
Embedded foreign exchange derivatives 815 1,134
Cross-currency interest rate swaps 906 –
Interest rate contracts 3,541 3,227
Derivative commodity contracts
The Company uses derivatives to hedge its direct

or indirect exposure to the movement in the prices of commodities which are primarily copper, silver

and
aluminum. The following table shows the notional amounts

of outstanding derivatives (whether designated as hedges

or not), on a net basis, to reflect the
Company’s requirements for these commodities:
Type of derivative Unit Total notional amounts at
December 31, 2021 December 31, 2020
Copper swaps metric tonnes 36,017 39,390
Silver swaps ounces 2,842,533 1,966,677
Aluminum swaps metric tonnes 7,125 8,112
Equity derivatives
At December 31, 2021 and 2020, the Company held 9 million

and 22 million cash-settled call options indexed to ABB

Ltd shares (conversion ratio 5:1) with a total
fair value of $29 million and $21 million, respectively.
Cash flow hedges
As noted above, the Company mainly uses forward foreign

exchange contracts to manage the foreign exchange

risk of its operations, commodity swaps to
manage its commodity risks and cash-settled call options

to hedge its WAR liabilities. The Company

applies cash flow hedge accounting in only limited cases.

In
these cases, the effective portion of the changes in

their fair value is recorded in “Accumulated other comprehensive loss” and subsequently reclassified into
earnings in the same line item and in the same period

as the underlying hedged transaction affects

earnings. For the year and three months

ended December 31,
2021 and 2020, there were no significant amounts recorded

for cash flow hedge accounting activities.
Fair value hedges
To reduce its interest

rate exposure arising primarily from its debt issuance

activities, the Company uses interest rate swaps and cross-currency interest rate
swaps. Where such instruments are designated as fair value

hedges, the changes in the fair value of these instruments,

as well as the changes in the fair value of
the risk component of the underlying debt being hedged,

are recorded as offsetting gains and losses in

“Interest and other finance expense”.

Q4

2021

FINANCIAL

INFORMATION
The effect of derivative instruments, designated and

qualifying as fair value hedges, on the Consolidated

Income Statements was as follows:
Year ended December 31, Three months ended December 31,
($ in millions)
2021 2020 2021 2020
Gains (losses) recognized in Interest and other finance

expense:

Interest rate contracts Designated as fair value hedges (55) 11 (15) (10)
Hedged item 56 (11) 15 9
Cross-currency interest rate swaps Designated as fair value hedges (37) – (10) –
Hedged item 34 – 9 –
Derivatives not designated in hedge relationships
Derivative instruments that are not designated as hedges

or do not qualify as either cash flow or fair value

hedges are economic hedges used for risk management
purposes. Gains and losses from changes in the fair

values of such derivatives are recognized in the same line

in the income statement as the economically
hedged transaction.
Furthermore, under certain circumstances, the Company is

required to split and account separately for foreign

currency derivatives that are embedded within
certain binding sales or purchase contracts denominated in

a currency other than the functional currency of the subsidiary and the counterparty.
The gains (losses) recognized in the Consolidated Income Statements on derivatives not designated in hedging relationships were

as follows:
Type of derivative not Gains (losses) recognized in income
designated as a hedge Year ended December 31, Three months ended December 31,
($ in millions)
Location 2021 2020 2021 2020
Foreign exchange contracts Total revenues 3 94 52 131
Total cost of sales (53) – (29) (53)
SG&A expenses
(1)
11 (11) 5 (9)
Non-order related research

and development (2) (2) – (1)
Interest and other finance expense (173) 207 (52) 100
Embedded foreign exchange Total revenues (7) (34) 7 (30)
contracts Total cost of sales (2) (1) 1 1
Commodity contracts Total cost of sales 78 56 31 44
Other Interest and other finance expense – 1 – –
Total (145) 310 15 183
(1)

SG&A expenses represent

“Selling, general and

administrative expenses”.
The fair values of derivatives included in the Consolidat

ed Balance Sheets were as follows:
December 31, 2021
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions)
assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – – 3 5
Interest rate contracts 9 20 – –
Cross-currency interest rate swaps – – – 109
Cash-settled call options 29 – – –
Total 38 20 3 114
Derivatives not designated as hedging instruments:
Foreign exchange contracts 108 14 107 7
Commodity contracts 19 – 5 –
Interest rate contracts 1 – 2 –
Embedded foreign exchange derivatives 10 7 16 10
Total 138 21 130 17
Total fair value 176 41 133 131

Q4

2021

FINANCIAL

INFORMATION
December 31, 2020
Derivative assets Derivative liabilities
Current in Non-current in Current in Non-current in
“Other current “Other non-current “Other current “Other non-current
($ in millions) assets” assets” liabilities” liabilities”
Derivatives designated as hedging instruments:
Foreign exchange contracts – 1 2 4
Interest rate contracts 6 78 – –
Cash-settled call options 10 11 – –
Total 16 90 2 4
Derivatives not designated as hedging instruments:
Foreign exchange contracts 221 22 106 26
Commodity contracts 59 – 7 –
Interest rate contracts 2 – 2 –
Embedded foreign exchange derivatives 10 2 28 16
Total 292 24 143 42
Total fair value 308 114 145 46
Close-out netting agreements provide for the termination,

valuation and net settlement of some or all outstanding

transactions between two counterparties on the
occurrence of one or more pre-defined trigger events.
Although the Company is party to close-out netting agreements with most derivative counterparties, the fair values in the

tables above and in the Consolidated
Balance Sheets at December 31, 2021 and 2020, have

been presented on a gross basis.
The Company’s netting agreements and other similar

arrangements allow net settlements under certain conditions.

At December 31, 2021 and 2020, information
related to these offsetting arrangements was as follows:
($ in millions)
December 31, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or of recognized eligible for set-off collateral collateral Net asset similar arrangement assets in case of default received received exposure
Derivatives 200 (104) – – 96
Total 200 (104) – – 96
($ in millions)
December 31, 2021
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net liability
similar arrangement liabilities in case of default pledged pledged exposure
Derivatives 238 (104) – – 134
Total 238 (104) – – 134
($ in millions)
December 31, 2020
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral collateral Net asset
similar arrangement

assets
in case of default received received exposure
Derivatives 410 (106) – – 304
Total 410 (106) – – 304

($ in millions)
December 31, 2020
Gross amount Derivative liabilities Cash Non-cash
Type of agreement or

of recognized
eligible for set-off collateral

collateral
Net liability
similar arrangement liabilities

in case of default
pledged pledged exposure
Derivatives 147 (106) – – 41
Total 147 (106) – – 41
─
Note 7
Fair values
The Company uses fair value measurement principles

to record certain financial assets and liabilities on a

recurring basis and, when necessary,

to record certain
non-financial assets at fair value on a non-recurring

basis, as well as to determine fair value disclosures for

certain financial instruments carried at amortized

cost
in the financial statements. Financial assets and liabilities recorded at fair value on a recurring basis include foreign

currency, commodity and interest

rate
derivatives, as well as cash-settled call options and available

-for-sale securities. Non-financial assets recorded at

fair value on a non-recurring basis include
long-lived assets that are reduced to their estimated fair

value due to impairments.

Q4

2021

FINANCIAL

INFORMATION
Fair value is the price that would be received when

selling an asset or paid to transfer a liability in an orderly transaction between market participants at the
measurement date. In determining fair value, the Company

uses various valuation techniques including the market approach

(using observable market data for
identical or similar assets and liabilities), the income approach

(discounted cash flow models) and the cost approach

(using costs a market participant would incur
to develop a comparable asset). Inputs used to determine

the fair value of assets and liabilities are defined

by a three-level hierarchy,

depending on the nature of
those inputs. The Company has categorized its financial

assets and liabilities and non-financial assets measured

at fair value within this hierarchy based on
whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market

data obtained from independent sources,
while an unobservable input reflects the Company’s assumptions about market data.
The levels of the fair value hierarchy are as follows:
Level 1:

Valuation inputs consist of

quoted prices in an active market for identical assets

or liabilities (observable quoted prices). Assets and

liabilities valued
using Level 1 inputs include exchange
‑
traded equity securities, listed derivatives which are

actively traded such as commodity futures, interest rate
futures and certain actively traded debt securities.
Level 2:

Valuation inputs consist of

observable inputs (other than Level 1 inputs) such

as actively quoted prices for similar assets, quoted

prices in inactive
markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from

other observable data by
interpolation, correlation, regression or other means. The

adjustments applied to quoted prices or the inputs

used in valuation models may be both
observable and unobservable. In these cases, the fair

value measurement is classified as Level 2 unless the

unobservable portion of the adjustment or
the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified

as Level 3. Assets and
liabilities valued or disclosed using Level 2 inputs include investments in certain funds, certain debt securities that are not

actively traded, interest rate
swaps, cross-currency interest rate swaps, commodity swaps,

cash-settled call options, forward foreign exchange contracts,

foreign exchange swaps and
forward rate agreements, time deposits, as well as financing receivables and debt.
Level 3:

Valuation inputs are based

on the Company’s assumptions of relevant market

data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company

ordinarily determines fair values based on mid-market

quotes. However, for the purpose of
determining the fair value of cash-settled call options serving as hedges of the Company’s management

incentive plan, bid prices are used.
When determining fair values based on quoted prices

in an active market, the Company considers if the level

of transaction activity for the financial instrument

has
significantly decreased or would not be considered orderly.

In such cases, the resulting changes in valuation

techniques would be disclosed. If the market is
considered disorderly or if quoted prices are not available,

the Company is required to use another valuation

technique, such as an income approach.
Recurring fair value measures
The fair values of financial assets and liabilities measured at fair value on a recurring basis were as follows:
December 31, 2021
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 587 587
Debt securities—U.S. government obligations 209 209
Debt securities—Corporate 74 74
Derivative assets—current in “Other current assets” 176 176
Derivative assets—non-current in “Other non-current assets” 41 41
Total 209 878 – 1,087
Liabilities
Derivative liabilities—current in “Other current liabilities” 133 133
Derivative liabilities—non-current in “Other non-current

liabilities”
131 131
Total – 264 – 264
December 31, 2020
($ in millions)
Level 1 Level 2 Level 3 Total fair value
Assets
Securities in “Marketable securities and short-term investments”:
Equity securities 1,716 1,716
Debt securities—U.S. government obligations 293 293
Debt securities—European government obligations 24 24
Debt securities—Corporate 75 75
Derivative assets—current in “Other current assets” 308 308
Derivative assets—non-current in “Other non-current assets” 114 114
Total 317 2,213 – 2,530
Liabilities
Derivative liabilities—current in “Other current liabilities” 145 145
Derivative liabilities—non-current in “Other non-current

liabilities”
46 46
Total – 191 – 191

Q4

2021

FINANCIAL

INFORMATION
The Company uses the following methods and assumptions

in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:
●

Securities in “Marketable securities and short-term investments

”

and “Other non-current assets”:
If quoted market prices in active markets for identical
assets are available, these are considered Level 1 inputs;

however, when markets are not

active, these inputs are considered Level 2.

If such quoted
market prices are not available, fair value is determined

using market prices for similar assets or present value

techniques, applying an appropriate risk-
free interest rate adjusted for non-performance risk. The

inputs used in present value techniques are observable

and fall into the Level 2 category.

●

Derivatives
: The fair values of derivative instruments are determined

using quoted prices of identical instruments from

an active market, if available
(Level 1 inputs). If quoted prices are not available,

price quotes for similar instruments, appropriately adjusted,

or present value techniques, based on
available market data, or option pricing models are used. Cash

-settled call options hedging the Company’s WAR

liability are valued based on bid prices
of the equivalent listed warrant. The fair values obtained

using price quotes for similar instruments or valuation techniques represent a Level 2 input
unless significant unobservable inputs are used.

Non-recurring fair value measures

The Company elects to record private equity investments without readily determinable fair values at cost, less impairment,

adjusted by observable price changes.
The Company reassesses at each reporting period whether

these investments continue to qualify for this treatment.

In the year ended December 31, 2021 and
2020, the Company recognized, in Other income (expense),

net fair value gains of $108 million and $73 million, respectively,

related to certain of its private equity
investments based on observable market price changes for

an identical or similar investment of the same issuer,

of which a net gain of $2 million and a net gain

of
$1 million was recognized in the three months ended December

31, 2021 and 2020, respectively.

The fair values were determined using level 2 inputs.

The
carrying values of these investments at December 31, 2021

and 2020, totaled $169 million and $105 million, respectively

.
Based on valuations at July 1, 2020, the Company recorded

goodwill impairment charges of $311

million in the third quarter of 2020. The fair value

measurements
used in the analyses were calculated using the income approach

(discounted cash flow method). The discounted cash

flow models were calculated using
unobservable inputs, which classified the fair value measurement as Level 3 (see Note 9 for additional information including

further detailed information related to
these charges and significant unobservable inputs)
During the year ended December 31, 2020, the Company

recorded a $33 million fair value adjustment for the

solar inverters business which met the criteria to be
classified as held for sale in June 2019 and was sold in

February 2020 (see Note 4 for details).

Apart from the transactions above, there were no additional

significant non-recurring fair value measurements during

the year and three months ended
December 31, 2021 and 2020.
Disclosure about financial instruments carried on a

cost basis
The fair values of financial instruments carried on a cost

basis were as follows:
December 31, 2021
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 2,422 2,422 2,422
Time deposits 1,737 1,737 1,737
Restricted cash 30 30 30
Marketable securities and short-term investments
(excluding securities):
Time deposits 300 300 300
Restricted cash, non-current 300 300 300
Liabilities
Short-term debt and current maturities of long-term

debt
(excluding finance lease obligations) 1,357 1,288 69 1,357
Long-term debt (excluding finance lease obligations) 4,043 4,234 58 4,292
December 31, 2020
($ in millions)
Carrying value Level 1 Level 2 Level 3 Total fair value
Assets
Cash and equivalents (excluding securities with original

maturities up to 3 months):
Cash 1,765 1,765 1,765
Time

deposits
1,513 1,513 1,513
Restricted cash 323 323 323
Restricted cash, non-current 300 300 300
Liabilities
Short-term debt and current maturities of long-term

debt
(excluding finance lease obligations) 1,266 497 769 1,266
Long-term debt (excluding finance lease obligations) 4,668 4,909 89 4,998

Q4

2021

FINANCIAL

INFORMATION
The Company uses the following methods and assumptions

in estimating fair values of financial instruments carried

on a cost basis:
●

Cash and equivalents (excluding securities with original maturities up to 3 months), Restricted cash, current and non-current,

and Marketable securities
and short-term investments (excluding securities):
The carrying amounts approximate the fair values as

the items are short-term in nature or,

for cash
held in banks, are equal to the deposit amount.
●

Short-term debt and current maturities of long-term debt

(excluding finance lease obligations):
Short-term debt includes commercial paper,

bank
borrowings and overdrafts. The carrying amounts of short-term debt and current maturities of long-term debt, excluding

finance lease obligations,
approximate their fair values.
●

Long-term debt (excluding finance lease obligations):
Fair values of bonds are determined using quoted market

prices (Level 1 inputs), if available. For
bonds without available quoted market prices and other

long-term debt, the fair values are determined using

a discounted cash flow methodology
based upon borrowing rates of similar debt instruments and

reflecting appropriate adjustments for non-performance

risk (Level 2 inputs).
─
Note 8
Contract assets and liabilities
The following table provides information about Contract

assets and Contract liabilities:
($ in millions)
December 31, 2021 December 31, 2020 December 31, 2019
Contract assets 990 985 1,025
Contract liabilities 1,894 1,903 1,719
Contract assets primarily relate to the Company’s right

to receive consideration for work completed but for which

no invoice has been issued at the reporting date.
Contract assets are transferred to receivables when rights

to receive payment become unconditional.

Contract liabilities primarily relate to up-front advances received on orders from customers as well as amounts invoiced

to customers in excess of revenues
recognized, primarily for long-term projects. Contract liabilities are reduced as work is performed and as revenues

are recognized.
The significant changes in the Contract assets and

Contract liabilities balances were as follows:
Year ended December 31,
2021 2020
Contract Contract Contract Contract
($ in millions)
assets liabilities assets liabilities
Revenue recognized, which was included in the Contract

liabilities balance at Jan 1, 2021/2020
(1,086) (1,011)
Additions to Contract liabilities - excluding amounts recognized as revenue during the period
1,136 1,129
Receivables recognized that were included in the Contract

asset balance at Jan 1, 2021/2020
(566) (680)
At December 31, 2021, the Company had unsatisfied

performance obligations totaling $16,607 million and, of

this amount, the Company expects to fulfill
approximately 75 percent of the obligations in 2022, approximately

14 percent

of the obligations in 2023 and the balance thereafter.
─
Note 9
Goodwill
Goodwill is reviewed for impairment annually as of

October 1, or more frequently if events or circumstances

indicate that the carrying value may not be
recoverable.
Goodwill is evaluated for impairment at the reporting unit level,

which for the Company is determined to be one

level below its operating segments.
When evaluating goodwill for impairment, the Company

uses either a qualitative or quantitative assessment

method for each reporting unit. The qualitative
assessment involves determining, based on an evaluation

of qualitative factors, if it is more likely than

not that the fair value of a reporting unit is less than

its
carrying value. If, based on this qualitative assessment,

it is determined to be more likely than not that

the reporting unit’s fair value is less than its

carrying value, a
quantitative impairment test (described below) is performed,

otherwise no further analysis is required. If the Company

elects not to perform the qualitative
assessment for a reporting unit, then a quantitative impairment test is performed.
When performing a quantitative impairment test, the

Company calculates the fair value of a reporting unit

using an income approach

based on the present value of
future cash flows, applying a discount rate that represents

the reporting unit’s weighted-average cost

of capital, and compares it to the reporting unit’s

carrying
value. If the carrying value of the net assets of a reportin

g

unit exceeds the fair value of the reporting unit then the

Company records an impairment charge equal
to the difference, provided that the loss recognized

does not exceed the total amount of goodwill allocated to

that reporting unit.

Q4

2021

FINANCIAL

INFORMATION
The changes in “Goodwill” were as follows:
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Balance at January 1, 2020 4,372 2,436 1,615 2,381 21 10,825
Goodwill acquired during the year 71 – – 21 – 92
Impairment of Goodwill – – – (290) (21) (311)
Exchange rate differences and other 84 20 24 116 – 244
Balance at December 31, 2020
(1)
4,527 2,456 1,639 2,228 – 10,850
Goodwill acquired during the year 11 – – 150 – 161
Goodwill allocated to disposals – (338) (7) – – (345)
Exchange rate differences and other (66) (1) (19) (98) – (184)
Balance at December 31, 2021
(1)
4,472 2,117 1,613 2,280 – 10,482
(1)

At December 31, 2021 and 2020, gross goodwill amounted to $10,760 million and $11,152 million, respectively, and accumulated impairment charges, relating to the Robotics &
Discrete Automation segment, amounted to $278 million and $302 million, respectively.
The Company adopted a new operating model on July 1,

2020, which resulted in a change to the identification

of the goodwill reporting units. Previously,

the
reporting units were the same as the operating segments for

Electrification, Motion and Robotics & Discrete Automation,

while for the Process Automation
operating segment the reporting units were determined to

be at the Division level, which is one level below

the operating segment. The new operating model
provides the Divisions with full ownership and accountability for their respective strategies, performance and resources

and based on these changes, the Company
concluded that the reporting units would change and be

the respective Divisions within each operating segment.

This change resulted only in an allocation of
goodwill within the operating segments and thus there is

no change to segment level goodwill in the table

above.
As a result of the new allocation of goodwill, an interim

quantitative impairment test was conducted both before

and after the

changes which were effective July 1,
2020. In the “before” test, it was concluded that the fair

value of the Company’s reporting units exceeded

the carrying value under the historical reporting unit
structure.
The impairment test was performed for the new reporting

units and the fair value of each was determined

using a discounted cash flow fair value estimate based
on objective information available at the measurement date. The significant assumptions used to develop the estimates

of fair value for each reporting unit
included management’s best estimates of the expected

future results and discount rates specific to the reporting

unit. The fair value estimates were based on
assumptions that the Company believed to be reasonable,

but which are inherently uncertain and thus, actual

results may differ from those estimates. The fair
values for each of the individual reporting units and their

associated goodwill were determined using Level

3 measurements.
The 2020 interim quantitative impairment test indicated that the estimated fair values of the reporting units were substantially in excess of their carrying value for all
reporting units except for the Machine Automation reporting

unit within the Robotics & Discrete Automation operating

segment. The contraction of the global
economy in 2020, particularly in end-customer industries

related to this reporting unit and considerable uncertainty

around the continued pace of macroeconomic
recovery generally led to a reduction in the fair values of the reporting units, thus affecting this reporting unit. Also,

at the division level, this reporting unit does not
benefit from shared cash flows generated within an entire

operating segment. In addition, the book value

of the Machine Automation Division includes a significant
amount of intangible assets recognized in past acquisitions,

resulting in a proportionately higher book value than the

other reporting unit within the Robotics &
Discrete Automation Business Area. With the fair value

of the reporting unit lower due to the economic conditions,

the existing book value of the intangible assets
combined with the newly allocated reporting unit goodwill led to the carrying value of the Machine Automation reporting

unit exceeding its fair value. During 2020, a
goodwill impairment charge of $290 million was recorded

to reduce the carrying value of this reporting unit to its implied fair value. The remaining goodwill for the
Machine Automation reporting unit was $554 million as

of December 31, 2020.
During 2021, certain reporting units were split into separate reporting units. For each change, an interim quantitative

impairment test was conducted before and
after the change and in all cases, it was concluded

that the fair value of the relevant reporting units

exceeded the carrying value by a significant amount.
At October 1, 2021 and 2020, respectively,

the Company performed qualitative assessments and

determined that it was not more likely than not that the fair value
for each of these reporting units was below the carrying

value. As a result, the Company concluded that it was

not necessary to perform the quantitative
impairment test.
─
Note 10
Debt
The Company’s total debt at December 31, 2021

and 2020, amounted to $5,561 million and $6,121 million,

respectively.
Short-term debt and current maturities of long-term

debt

The Company’s “Short-term debt and current maturities

of long-term debt” consisted of the following:
($ in millions)
December 31, 2021 December 31, 2020
Short-term debt 78 153
Current maturities of long-term debt 1,306 1,140
Total 1,384 1,293
Short-term debt primarily represented issued commercial

paper and short-term bank borrowings from various banks.

At December 31, 2021 no amount was
outstanding under the $2 billion commercial paper program

in the United States,

while $32 million was outstanding at December 31, 2020.
On June 15, 2021, the Company repaid at maturity

its USD 650 million 4.0% Notes.
On October 11, 2021, the Company

repaid at maturity its CHF 350 million 2.25 % Bonds,

equivalent to $378 million on date of repayment.

Q4

2021

FINANCIAL

INFORMATION
Long-term debt
The Company’s long-term debt at December

31, 2021 and 2020, amounted to $4,177 million and $4,828

million, respectively.

Outstanding bonds (including maturities within the next

12 months) were as follows:

December 31, 2021 December 31, 2020
(in millions)
Nominal outstanding

Carrying value
(1)
Nominal outstanding

Carrying value
(1)
Bonds:
4.0% USD Notes, due 2021

USD 650 $ 649
2.25% CHF Bonds, due 2021

CHF 350 $ 403
2.875% USD Notes, due 2022

USD 1,250 $ 1,258 USD 1,250 $ 1,280
0.625% EUR Instruments, due 2023 EUR 700 $ 800 EUR 700 $ 875
0.75% EUR Instruments, due 2024 EUR 750 $ 860 EUR 750 $ 946
0.3% CHF Notes, due 2024 CHF 280 $ 306 CHF 280 $ 317
3.8% USD Notes, due 2028
(2)
USD 383 $ 381 USD 383 $ 381
1.0% CHF Notes, due 2029 CHF 170 $ 186 CHF 170 $ 192
0% EUR Notes, due 2030 EUR 800 $ 862 –
4.375% USD Notes, due 2042
(2)
USD 609 $ 589 USD 609 $ 589
Total $ 5,242 $ 5,632
(1)

USD carrying values include unamortized debt issuance costs, bond discounts or premiums, as well as adjustments for fair value hedge accounting, where appropriate.
(2)

Prior to completing a cash tender offer in November 2020, the original principal amount outstanding, on each of the 3.8% USD Notes, due 2028, and the 4.375% USD Notes, due
2042, was USD750 million.
In January 2021, the Company issued zero interest Notes

having a principal amount of EUR 800 million and

due in 2030. The Company recorded net proceeds
(after underwriting fees) of EUR 791 million (equivalent

to $960 million on the date of issuance). In line with

the Company’s policy of reducing its currency and
interest rate exposures, cross-currency interest rate swap

s

have been used to modify the characteristics of the

EUR 800 million Notes, due 2030. After considering
the impact of these cross-currency interest rate swaps,

the EUR Notes, due 2030, effectively became a

floating rate U.S. dollar obligation.
─
Note 11
Commitments and contingencies
Contingencies—Regulatory,

Compliance and Legal
Regulatory
As a result of an internal investigation, the Company self

-reported to the Securities and Exchange Commission

(SEC) and the Department of Justice (DoJ) in the
United States as well as to the Serious Fraud Office

(SFO) in the United Kingdom concerning certain

of its past dealings with Unaoil and its subsidiaries, including alleged improper payments made by these entities to third parties.

In May 2020, the SFO closed its investigation, which

it originally announced in February 2017,
as the case did not meet the relevant test for prosecution

.

The Company continues to cooperate with the U.S.

authorities as requested. At this time, it is not
possible for the Company to make an informed judgment

about the outcome of this matter.
Based on findings during an internal investigation, the

Company self-reported to the SEC and the DoJ, in the

United States, to the Special Investigating Unit

(SIU)
and the National Prosecuting Authority (NPA)

in South Africa as well as to various authorities

in other countries potential suspect payments and

other compliance
concerns in connection with some of the Company’s

dealings with Eskom and related persons. Many of those

parties have expressed an interest in, or
commenced an investigation into, these matters and the Company is cooperating fully with them. The Company paid

$104 million to Eskom in December 2020 as
part of a full and final settlement with Eskom and the Special

Investigating Unit relating to improper payments and

other compliance issues associated with the
Controls and Instrumentation Contract, and its Variation

Orders for Units 1 and 2 at Kusile. The Company

continues to cooperate fully with the authorities in their
review of the Kusile project and is in discussions with them regarding a coordinated resolution.

Although the Company believes that there could

be an unfavorable
outcome in one or more of these ongoing reviews,

at this time it is not possible for the Company to make

an informed judgment about the possible financial

impact.
General
The Company is aware of proceedings, or the threat of

proceedings, against it and others in respect of private

claims by customers and other third parties

with
regard to certain actual or alleged anticompetitive

practices. Also, the Company is subject to other claims

and legal proceedings, as well as investigations carried
out by various law enforcement authorities. With respect

to the above-mentioned claims, regulatory matters, and

any related proceedings, the Company will bear
the related costs, including costs necessary to resolve them.
Liabilities recognized
At December 31, 2021 and 2020, the Company had

aggregate liabilities of $104 million and $100 million, respectively,

included in “Other provisions” and “Other
non
‑
current liabilities”, for the above regulatory,

compliance and legal contingencies, and none of

the individual liabilities recognized was significant. As

it is not
possible to make an informed judgment on, or reasonably

predict, the outcome of certain matters and as it is

not possible, based on information currently available
to management, to estimate the maximum potential liability

on other matters, there could be adverse outcomes beyond

the amounts accrued.

Q4

2021

FINANCIAL

INFORMATION
Guarantees

General
The following table provides quantitative data regarding the

Company’s third-party guarantees. The maximum

potential payments represent a “worst-case
scenario”, and do not reflect management’s expected

outcomes.
Maximum potential payments
($ in millions)
December 31, 2021 December 31, 2020
Performance guarantees 4,540 6,726
Financial guarantees 52 339
Indemnification guarantees
(1)
136 177
Total
(2)
4,728 7,242
(1)

Certain indemnifications provided to Hitachi in connection with the divestment of Power Grids are without limit.
(2)

Maximum potential payments include amounts in both continuing and discontinued operations.
The carrying amount of liabilities recorded in the Consolidated

Balance Sheets reflects the Company’s best

estimate of future payments, which it may incur

as part
of fulfilling its guarantee obligations. In respect of the above guarantees, the carrying amounts of liabilities at December

31, 2021 and 2020, amounted to
$156 million and $135 million, respectively,

the majority of which is included in discontinued operations.
The Company is party to various guarantees providing financial or performance assurances to certain third parties. These guarantees,

which have various
maturities up to 2035, mainly consist of performance guarantees whereby (i) the Company guarantees the performance

of a third party’s product or service
according to the terms of a contract and (ii) as member

of a consortium/joint-venture that includes third parties,

the Company guarantees not only its own
performance but also the work of third parties. Such guarantees may include guarantees that a project will be completed

within a specified time. If the third party
does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. The original maturity dates for the majority of these
performance guarantees range from one to ten years.
In conjunction with the divestment of the high-voltage cable and cables accessories businesses, the Company has

entered into various performance guarantees
with other parties with respect to certain liabilities of the divested business. At December 31, 2021 and 2020, the

maximum potential payable under these
guarantees amounts to $911 million

and $994 million, respectively,

and these guarantees have various original maturities ranging from five to ten years.
The Company retained obligations for financial, performance

and indemnification guarantees related to the Power

Grids business sold on July 1, 2020 (see Note 3
for details). The performance and financial guarantees have

been indemnified by Hitachi, at the same proportion

of its ownership in Hitachi Energy Ltd
(80.1 percent). These guarantees, which have various maturities up to 2035, primarily consist of bank guarantees, standby

letters of credit, business performance
guarantees and other trade-related guarantees, the majority

of which have original maturity dates ranging from

one to ten years. The maximum amount payable
under the guarantees at December 31, 2021 and 2020, are

approximately $3.2 billion and $5.5 billion, respectively,

and the carrying amounts of liabilities
(recorded in discontinued operations) at December 31, 2021

and 2020, amounted to $136 million and $135 million,

respectively.
Commercial commitments
In addition, in the normal course of bidding for and executing certain projects, the Company has entered into

standby letters of credit, bid/performance bonds and
surety bonds (collectively “performance bonds”) with various financial institutions. Customers can draw on such performance bonds in the event that the Company
does not fulfill its contractual obligations. The Company would then have an obligation to reimburse the financial

institution for amounts paid under the performance
bonds. At December 31, 2021 and 2020, the total outstanding

performance bonds aggregated to $3.6 billion and

$4.3 billion, respectively,

of which $0.1 billion and
$0.3 billion,

respectively, relate to discontinued

operations. There have been no significant amounts

reimbursed to financial institutions under these types

of
arrangements in the year and three months ended December

31, 2021 and 2020.
Product and order-related contingencies
The Company calculates its provision for product warranties

based on historical claims experience and specific review

of certain contracts. The reconciliation of the
“Provisions for warranties”, including guarantees of product performance,

was as follows:
($ in millions)
2021 2020
Balance at January 1, 1,035 816
Net change in warranties due to acquisitions, divestments

and liabilities held for sale
1 8
Claims paid in cash or in kind (222) (209)
Net increase in provision for changes in estimates, warranties issued and warranties expired
226 369
Exchange rate differences (35) 51
Balance at December 31, 1,005 1,035
During 2020, the Company recorded changes in a

previously estimated amount for a product warranty relating

to a divested business, increasing the related
liability by $143 million during the year ended December

31, 2020.

The corresponding increase was included in Cost

of sales of products and as these costs relate
to a divested business,

they have been excluded from the Company’s

primary measure of segment performance, Operational

EBITA (see Note 18). The

warranty
liability has been recorded based on the information currently available and is subject to change in the future.

Q4

2021

FINANCIAL

INFORMATION
─
Note 12
Income taxes
The effective tax rate of 18.3 percent in 2021 was

lower than the effective tax rate of 59.0 percent

in 2020, primarily because 2020 includes impacts

of
non-deductible goodwill impairment (see Note 9), the

non-deductibility of the non-operational pension costs

due to certain settlements in 2020 (see Note 13)

as
well as the impact of no tax benefit being recorded for

the charge recorded in connection with changes

in estimated warranty provisions relating to a divested
business (see Note 11). The effective

rate in 2020 was also higher as no tax benefit was recorded

for amounts recorded on losses on extinguishment

of debt. In
addition, the rate in 2020 reflects a net benefit from

a favorable resolution of an uncertain tax position

during the first quarter as well as increases to the

valuation
allowance in certain countries. The effective tax

rate In 2021 was lower as a substantial portion of the gain

on sale of businesses

was not subject to tax.
─
Note 13
Employee benefits
The Company operates defined benefit pension plans,

defined contribution pension plans, and termination indemnity plans, in accordance with local regulations
and practices. These plans cover a large portion of the

Company’s employees and provide benefits to

employees in the event of death, disability,

retirement, or
termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement

benefit plans including
postretirement health care benefits, and other employee

-related benefits for active employees including long-service award plans. The measurement date used for
the Company’s employee benefit plans is December

31. The funding policies of the Company’s plans

are consistent with the local government and tax
requirements.
The following tables include amounts relating to defined

benefit pension plans and other postretirement benefits

for both continuing and discontinued operations.
During the year and three months ended December 31,

2020, the Company took steps to transfer certain defined

benefit pension risks in three international
countries to external financial institutions and thus settle these obligations for accounting purposes. In connection

with these transactions the Company made

net
payments of $36 million in the three months ended December

31, 2020, and incurred non-operational pension costs

of $141 million which are included in
curtailments, settlements and special termination benefits in the table below. During the year ended December

31, 2020, the Company made net payments

of
$309 million and incurred non-operational pension costs

of $520 million for similar settlements of pension

obligations. The Company also made cash payments

of
$143 million and recorded non-operational pension charges

of $101 million in 2020 for the Settlement of pension

obligations in discontinued operations.
Net periodic benefit cost of the Company’s defined

benefit pension and other postretirement benefit plans consisted of the following:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Year ended December 31, 2021 2020 2021 2020 2021 2020
Operational pension cost:
Service cost 61 74 47 92 1 1
Operational pension cost 61 74 47 92 1 1
Non-operational pension cost (credit):
Interest cost (5) 6 72 111 2 3
Expected return on plan assets (116) (123) (178) (253) – –
Amortization of prior service cost (credit) (9) (11) (2) 2 (3) (2)
Amortization of net actuarial loss – 7 67 109 (2) (3)
Curtailments, settlements and special termination benefits
(1)
1 6 7 644 – –
Non-operational pension cost (credit) (129) (115) (34)
613

(3) (2)
Net periodic benefit cost (credit) (68) (41) 13 705 (2) (1)
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended December 31, 2021 2020 2021 2020 2021 2020
Operational pension cost:
Service cost 16 14 16 26 1 1
Operational pension cost 16 14 16 26 1 1
Non-operational pension cost (credit):
Interest cost (2) 3 20 20 1 1
Expected return on plan assets (28) (30) (45) (57) – –
Amortization of prior service cost (credit) (3) (1) – 1 (2) –
Amortization of net actuarial loss – 1 14 30 – (1)
Curtailments, settlements and special termination benefits 1 6 8 157 – –
Non-operational pension cost (credit) (32) (21) (3) 151 (1) –
Net periodic benefit cost (credit) (16) (7) 13 177 – 1

Q4

2021

FINANCIAL

INFORMATION
The components of net periodic benefit cost other than

the service cost component are included in the line “Non-operational pension (cost) credit” in the income
statement. Net periodic benefit cost includes $121 million for the year ended December 31, 2020 related to discontinued

operations.
Employer contributions were as follows:
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Year ended December 31, 2021 2020 2021 2020 2021 2020
Total contributions

to defined benefit pension and
other postretirement benefit plans 63 228 124 611 9 12
Of which, discretionary contributions to defined benefit

pension plans
– 152 61 520 – –
($ in millions)
Defined pension benefits Other postretirement
Switzerland International benefits
Three months ended December 31, 2021 2020 2021 2020 2021 2020
Total contributions

to defined benefit pension and

other postretirement benefit plans 17 12 82 133 1 3
Of which, discretionary contributions to defined benefit
pension plans – – 50 104 – –
During the year and three months ended December 31,

2021, total contributions included non-cash contributions

of marketable debt securities having a fair value
at the contribution date of $53 million. These non-cash

contributions were made to certain of the Company’s

pension plans in Germany and the United Kingdom
during the three months ended December 31, 2021. During

the year and three months ended December 31,

2020, total contributions

included non-cash
contributions of marketable debt securities having a fair value at the contribution date of $224 million and $72 million,

respectively. These non-cash

contributions
were made to certain of the Company’s pension

plans in Germany and the United Kingdom during

the three months ended December 31, 2020,

and to Switzerland
in the previous quarter.

─
Note 14
Stockholder's

equity
At the Annual General Meeting of Shareholders (AGM) on

March 25, 2021, shareholders approved the proposal of the

Board of Directors to distribute 0.80 Swiss
francs per share to shareholders. The declared dividend

amounted to $1,730 million,

with the Company disbursing a portion in March

and the remaining amounts
in April.
In March 2021, the Company completed its initial share buyback program which was launched in July 2020. The share

buyback program was executed on a
second trading line on the SIX Swiss Exchange. Through

this buyback program, the Company purchased a total

of approximately 129 million shares for
approximately $3.5 billion, of which 20 million shares were

purchased in the first quarter of 2021 (resulting in

an increase in Treasury stock of $628 million

). At the
AGM on March 25, 2021, shareholders approved the cancellation of 115 million of the shares

purchased under this buyback program and the cancellation

was
completed in the second quarter of 2021,

resulting in a decrease in Treasury stock

of $3,157 million and a corresponding total decrease

in Capital stock, Additional
paid-in capital and Retained earnings.
Also in March 2021, the Company announced a follow-up

share buyback program of up to $4.3 billion. This

buyback program, which was launched in April 2021,

is
being executed on a second trading line on the SIX Swiss

Exchange and is planned to run until the Company’s

AGM in March 2022.

Through this follow-up
buyback program, the

Company purchased,

since this program’s launch in April 2021, approximately

59 million shares in 2021, resulting in an increase in

Treasury
stock of $2,022 million. At the March 2022 AGM, the Company

intends to request shareholder approval to cancel the

shares purchased through this follow-up
share buyback program as well as those shares purchased

under the initial share buyback program that were not

proposed for cancellation at the Company’s
AGM in March 2021.
In addition to the share buyback programs, the Company purchased

33 million of its own shares on the open market in

the year ended December 31, 2021, mainly
for use in connection with its employee share plans, resulting in an increase in Treasury stock of $1,032

million.
In the year ended December 31, 2021, the Company

delivered, out of treasury stock, 36 million shares in connection with its Management Incentive Plan.
─
Note 15
Earnings per share
Basic earnings per share is calculated by dividing income

by the weighted-average number of shares outstanding during

the period. Diluted earnings per share is
calculated by dividing income by the weighted-average number of shares outstanding during the period, assuming that

all potentially dilutive securities were
exercised, if dilutive. Potentially dilutive securities comprise outstanding written call options, and outstanding options

and shares granted subject to certain
conditions under the Company’s share-based

payment arrangements.

Q4

2021

FINANCIAL

INFORMATION
Basic earnings per share
Year ended December 31, Three months ended December 31,
($ in millions, except per share data in $)
2021 2020 2021 2020
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 4,625 294 2,674 104
Income (loss) from discontinued operations, net of tax (79) 4,852 (34) (183)
Net income (loss) 4,546 5,146 2,640 (79)
Weighted-average number of shares outstanding

(in millions)
2,001 2,111 1,974 2,059
Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 2.31 0.14 1.35 0.05
Income (loss) from discontinued operations, net of tax (0.04) 2.30 (0.02) (0.09)
Net income (loss) 2.27 2.44 1.34 (0.04)
Diluted earnings per share
Year ended December 31, Three months ended December 31,
($ in millions, except per share data in $)
2021 2020 2021 2020
Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax 4,625 294 2,674 104
Income (loss) from discontinued operations, net of tax (79) 4,852 (34) (183)
Net income (loss) 4,546 5,146 2,640 (79)
Weighted-average number of shares outstanding (in millions) 2,001 2,111 1,974 2,059
Effect of dilutive securities:
Call options and shares 18 8 17 12
Adjusted weighted-average number of shares outstanding

(in millions)
2,019 2,119 1,991 2,071
Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax 2.29 0.14 1.34 0.05
Income (loss) from discontinued operations, net of tax (0.04) 2.29 (0.02) (0.09)
Net income (loss) 2.25 2.43 1.33 (0.04)
─
Note 16
Reclassifications out of accumulated other comprehensive loss
The following table shows changes in “Accumulated

other comprehensive loss” (OCI) attributable to ABB,

by component, net of tax:
Unrealized gains Pension and
Foreign currency (losses) on other Derivative
translation available-for-sale postretirement instruments
($ in millions)
adjustments securities plan adjustments and hedges Total OCI
Balance at January 1, 2020 (3,450) 10 (2,145) (5) (5,590)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications 498 24 (157) 2 367
Amounts reclassified from OCI 519 (17) 746 – 1,248
Total other comprehensive (loss)

income
1,017 7 589 2 1,615
Less:
Amounts attributable to

noncontrolling interests
27 – – – 27
Balance at December 31, 2020 (2,460) 17 (1,556) (3) (4,002)
Other comprehensive (loss) income:
Other comprehensive (loss) income
before reclassifications (521) (10) 411 8 (112)
Amounts reclassified from OCI (9) (5) 56 (13) 29
Total other comprehensive (loss)

income
(530) (15) 467 (5) (83)
Less:
Amounts attributable to

noncontrolling interests
4 – – – 4
Balance at December 31, 2021
(1)
(2,993) 2 (1,089) (8) (4,088)
(1)

Due to rounding, numbers presented may not add to the totals provided.

Q4

2021

FINANCIAL

INFORMATION
The following table reflects amounts reclassified out of

OCI in respect of Foreign currency translation adjustments

and Pension and other postretirement plan
adjustments:
Year ended Three months ended
($ in millions)
Location of (gains) losses December 31, December 31,
Details about OCI components reclassified from OCI 2021 2020 2021 2020
Foreign currency translation adjustments:
Currency translation loss (gain): Income from discontinued

- Divestment of Power Grids business (see Note 3)
operations, net of tax – 420 – (19)
Currency translation loss:

- Divestment of solar inverters business (see Note 4)
Other income (expense), net – 99 – –
Currency translation gain:

- Divestment of other businesses
Other income (expense), net (9) – (9) –
Amounts reclassified from OCI (9) 519 (9) (19)
Pension and other postretirement plan adjustments:
Amortization of prior service cost (credit) Non-operational pension (cost) credit
(1)
(14) (11) (5) (4)
Amortization of net actuarial loss Non-operational pension (cost) credit
(1)
65 113 14 30
Net gain (loss) from settlements and curtailments Non-operational pension (cost) credit
(1)
7 650 8 163
Reclassification of OCI relating to pensions on Income from discontinued
divestment of the Power Grids business operations, net of tax – 186 – 100
Reclassification of OCI relating to pensions on
divestment of other businesses Other income (expense), net (8) – (8) –
Total before tax 50 938 9 289
Tax Income tax expense 4 (157) (5) (30)
Reclassification of OCI relating to tax on pensions on Income from discontinued
divestment of the Power Grids business operations, net of tax – (35) – –
Reclassification of OCI relating to pensions on
divestment of other businesses Other income (expense), net 2 – 2 –
Amounts reclassified from OCI 56 746 6 259
(1)

Amounts

include total credits of $94 million for the year ended December 31, 2020, reclassified from OCI to Income from discontinued operations.
The amounts in respect of Unrealized gains (losses) on available

-for-sale securities and Derivative instruments and hedges

were not significant for the year and
three months ended December 31, 2021 and 2020.

Q4

2021

FINANCIAL

INFORMATION
─
Note 17
Restructuring and related expenses
OS program
From December 2018 to December 2020,

the Company executed a two-year restructuring program

with the objective to simplify the Company’s business

model
and structure through the implementation of a new organizational structure driven by its businesses. The program

resulted in the elimination of the country and
regional structures within the previous matrix organization, including the elimination of the three regional Executive Committee

roles. The operating businesses are
now responsible for both their customer-facing activities

and business support functions, while the remaining Group

-level corporate activities primarily focus on
Group strategy, portfolio and

performance management and capital allocation.

As of December 31, 2020, the Company had incurred

substantially all costs related to the OS program.
Liabilities associated with the OS program are included

primarily in Other provisions. The following table shows

the activity from the beginning of the program

to
December 31, 2021, by expense type:
Employee
Contract settlement,

($ in millions)
severance costs loss order and other costs Total
Liability at January 1, 2018 – – –
Expenses 65 – 65
Liability at December 31, 2018 65 – 65
Expenses

111 1 112
Cash payments

(44) (1) (45)
Change in estimates

(30) – (30)
Exchange rate differences

(3) – (3)
Liability at December 31, 2019 99 – 99
Expenses

119 17 136
Cash payments

(91) (15) (106)
Change in estimates

(10) – (10)
Exchange rate differences

4 – 4
Liability at December 31, 2020 121 2 123
Expenses

12 2 14
Cash payments

(65) (3) (68)
Change in estimates

(10) – (10)
Exchange rate differences

(6) – (6)
Liability at December 31, 2021 52 1 53
The following table outlines the costs incurred in the

year and three months ended December 31, 2020, and

the cumulative net costs incurred to December

31,
2020:
Net cost incurred
Cumulative net

Year ended

Three months ended
cost incurred up to

($ in millions)
December 31, 2020 December 31, 2020 December 31, 2020
Electrification 35 2 85
Motion 18 8 25
Process Automation
(1)
37 30 61
Robotics & Discrete Automation 10 1 18
Corporate and Other

49 22 114
Total

149 63 303
(1) Formerly named the Industrial Automation operating segment.
The Company recorded the following expenses, net of changes

in estimates, under this program:
Cumulative costs
Year ended Three months ended

incurred up to
($ in millions)
December 31, 2020 December 31, 2020 December 31, 2020
Employee severance costs 109 55 255
Estimated contract settlement, loss order and other costs 17 4 18
Inventory and long-lived asset impairments 23 4 30
Total 149 63 303

Q4

2021

FINANCIAL

INFORMATION
Expenses, net of changes in estimates, associated with this

program are recorded in the following line items in the

Consolidated Income Statements:
Year ended

Three months ended

($ in millions)
December 31, 2020 December 31, 2020
Total cost of sales

38 15
Selling, general and administrative expenses

37 27
Non-order related research and development expenses

4 4
Other income (expense), net

70 17
Total

149 63
Other restructuring-related activities
In addition, during 2021 and 2020, the Company executed

various other restructuring-related activities and incurred the following charges, net of changes in
estimates:

Year ended December 31, Three months ended December 31,
($ in millions)
2021 2020 2021 2020
Employee severance costs

101 164 57 127
Estimated contract settlement, loss order and other costs 31 18 16 2
Inventory and long-lived asset impairments

24 12 7 8
Total 156 194 80 137
Expenses associated with these activities are recorded in

the following line items in the Consolidated Income

Statements:
Year ended December 31, Three months ended December 31,
($ in millions)
2021 2020 2021 2020
Total cost of sales 71 95 35 82
Selling, general and administrative expenses 21 50 11 34
Non-order related research and development expenses 2 10 2 9
Other income (expense), net 62 39 32 12
Total 156 194 80 137
In 2021, the Company initiated a plan to fully exit a

product group within one of its non-core businesses. The

exit activities are expected to be completed by the
end of 2022 and incur restructuring-related expenses

of between $150 million and $200 million,

primarily relating to contract settlements.

In the year and three
months ended December 31, 2021, $8 million has been

recorded in Other income (expense), net, in relation

to these exit activities. These costs will only

be
recorded in 2022 as certain required contractual

elements will only be effective in 2022.
At December 31, 2021 and 2020, $212 million and

$233 million, respectively, were

recorded for other restructuring-related liabilities and

were included primarily in
Other provisions.
─
Note 18
Operating segment data
The Chief Operating Decision Maker (CODM) is the Chief Executive

Officer. The CODM allocates

resources to and assesses the performance of

each operating
segment using the information

outlined below. The Company is organized

into the following segments, based on products and

services: Electrification, Motion,
Process Automation, and Robotics & Discrete Automation.

The remaining operations of the Company are included in

Corporate and Other.

Effective January 1, 2021, the Industrial Automation

segment was renamed the Process Automation segment.

In addition, the Company changed its method

of
allocating real estate assets to its operating segments whereby these assets are now accounted for directly in the individual operating segment which utilizes the
asset rather than as a cost recharged to the operating

segment from Corporate and Other.

As a result, while this change had no impact on segment

revenues or
profits (Operational EBITA), certain

real estate assets previously reported within Corporate

and Other have been allocated to the total segment

assets of each
individual operating segment.

Total assets

at December 31, 2020, has been recast to reflect

this allocation change.
A description of the types of products and services provided by each reportable segment is as follows:
●

Electrification:
manufactures and sells electrical products and solutions

which are designed to provide safe, smart and

sustainable electrical flow from
the substation to the socket. The portfolio of increasingly

digital and connected solutions includes electric vehicle

charging infrastructure, renewable
power solutions, modular substation packages, distribution

automation products, switchboard and panelboards, switchgear,

UPS solutions, circuit
breakers, measuring and sensing devices, control products,

wiring accessories, enclosures and cabling systems

and intelligent home and building
solutions, designed to integrate and automate lighting, heating,

ventilation, security and data communication networks.

The products and services are
delivered through six operating Divisions: Distribution Solutions,

Smart Power, Smart Buildings,

E-Mobility, Installation Products

and Power Conversion.
●

Motion:

manufactures and sells drives, motors, generators, traction

converters and mechanical power transmission products that

are driving the low-
carbon future for industries, cities, infrastructure and transportation.

These products, digital technology and related services

enable industrial customers
to increase energy efficiency,

improve safety and reliability,

and achieve precise control of their processes. Building

on over 130 years of cumulative
experience in electric powertrains, the Business Area combines domain expertise and technology to deliver the

optimum solution for a wide range of
applications in all industrial segments. In addition, the

Business Area, along with its partners, has a

leading global service presence. These products
and services are delivered through eight operating Divisions:

Large Motors and Generators, IEC LV

Motors, NEMA Motors, Drive Products, System
Drives, Service, Traction and, until October 2021,

Mechanical Power Transmission.

Q4

2021

FINANCIAL

INFORMATION
●

Process Automation:

develops and sells a broad range of industry-specific, integrated automation, electrification and digital systems and solutions,

as
well as digital solutions, lifecycle services, advanced industrial analytics and artificial intelligence applications

and suites

for the process, marine and
hybrid industries. Products and solutions include control

technologies, advanced process control software

and manufacturing execution systems,
sensing, measurement and analytical instrumentation, marine

propulsion systems and turbochargers. In addition

,

the Business Area offers a
comprehensive range of services ranging from repair

to advanced services such as remote monitoring, preventive

maintenance, asset performance
management, emission monitoring and cybersecurity services.

The products, systems and services are delivered through

five operating Divisions:
Energy Industries, Process Industries, Marine & Ports, Turbocharging,

and Measurement & Analytics.
●

Robotics & Discrete Automation:

delivers its products, solutions and services through

two operating Divisions: Robotics and Machine

Automation.
Robotics includes industrial robots, software, robotic solutions and systems, field services, spare parts, and digital

services. Machine Automation
specializes in solutions based on its programmable logic

controllers (PLC), industrial PCs (IPC), servo motion,

transport systems and machine vision.
Both Divisions offer engineering and simulation

software as well as a comprehensive range of digital

solutions.
Corporate and Other:

includes headquarter costs, the Company’s

corporate real estate activities, Corporate Treasury

Operations, historical operating activities of
certain divested businesses and other non-core operating

activities.
The primary measure of profitability on which the operating

segments are evaluated is Operational EBITA

,

which represents income from operations excluding:
●

amortization expense on intangibles arising upon acquisition

(acquisition-related amortization),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to

divested businesses occurring after the divestment date

(changes in obligations related to
divested businesses),
●

changes in estimates relating to opening balance sheets

of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair

value adjustment on assets and liabilities held for

sale),

●

acquisition-

and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint

venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements

on receivables/payables (and related assets/liabilities).
Certain other non-operational items generally includes certain regulatory, compliance

and legal costs, certain asset write downs/impairments (including impairment
of goodwill) and certain other fair value changes, as well

as other items which are determined by management

on a case-by-case basis.
The CODM primarily reviews the results of each segment

on a basis that is before the elimination of profits

made on inventory sales between segments. Segment
results below are presented before these eliminations, with

a total deduction for intersegment profits to arrive

at the Company’s consolidated Operational EBITA.
Intersegment sales and transfers are accounted for as if

the sales and transfers were to third parties, at current

market prices.
The following tables present disaggregated segment revenues

from contracts with customers, Operational EBITA,

and the reconciliations of consolidated
Operational EBITA to Income from

continuing operations before taxes for the year

and three months ended December 31, 2021 and 2020,

as well as total assets
at December 31, 2021 and 2020.
Year ended December 31, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

4,517 2,015 2,416 1,578 3 10,529
The Americas

4,465 2,346 1,431 439 5 8,686
of which: United States 3,304 1,952 833 308 – 6,397
Asia, Middle East and Africa

3,975 2,111 2,367 1,270 7 9,730
of which: China 2,087 1,156 740 949 – 4,932
12,957 6,472 6,214 3,287 15 28,945
Product type

Products 10,706 5,555 1,496 2,159 4 19,920
Systems 1,367 – 1,802 645 11 3,825
Services and other 884 917 2,916 483 – 5,200
12,957 6,472 6,214 3,287 15 28,945
Third-party revenues 12,957 6,472 6,214 3,287 15 28,945
Intersegment revenues 230 453 45 10 (738) –
Total revenues
(2)
13,187 6,925 6,259 3,297 (723) 28,945

Q4

2021

FINANCIAL

INFORMATION
Year ended December 31, 2020
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

4,008 1,934 2,322 1,429 15 9,708
The Americas

4,050 2,173 1,321 385 7 7,936
of which: United States 3,093 1,846 805 270 5 6,019
Asia, Middle East and Africa

3,506 1,807 2,038 1,024 7 8,382
of which: China 1,820 926 628 714 3 4,091
11,564 5,914 5,681 2,838 29 26,026
Product type

Products 9,951 5,040 1,263 1,635 53 17,942
Systems 743 – 1,665 780 (24) 3,164
Services and other 870 874 2,753 423 – 4,920
11,564 5,914 5,681 2,838 29 26,026
Third-party revenues 11,564 5,914 5,681 2,838 29 26,026
Intersegment revenues
(1)
360 495 111 69 (927) 108
Total revenues
(2)
11,924 6,409 5,792 2,907 (898) 26,134
Three months ended December 31, 2021
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,160 532 700 377 (13) 2,756
The Americas

1,153 514 421 108 2 2,198
of which: United States 839 412 256 72 – 1,579
Asia, Middle East and Africa

1,070 557 673 313 – 2,613
of which: China 510 295 193 235 – 1,233
3,383 1,603 1,794 798 (11) 7,567
Product type

Products 2,600 1,353 399 520 (11) 4,861
Systems 543 – 544 153 – 1,240
Services and other 240 250 851 125 – 1,466
3,383 1,603 1,794 798 (11) 7,567
Third-party revenues 3,383 1,603 1,794 798 (11) 7,567
Intersegment revenues 62 132 11 1 (206) –
Total revenues
(2)
3,445 1,735 1,805 799 (217) 7,567
Three months ended December 31, 2020
Robotics &
Process Discrete Corporate
($ in millions)
Electrification Motion Automation Automation and Other Total
Geographical markets

Europe

1,156 538 617 398 1 2,710
The Americas

1,084 527 334 96 4 2,045
of which: United States 797 442 189 67 2 1,497
Asia, Middle East and Africa

1,054 522 578 291 (18) 2,427
of which: China 550 268 195 216 2 1,231
3,294 1,587 1,529 785 (13) 7,182
Product type

Products 2,876 1,338 399 435 4 5,052
Systems 160 – 399 229 (17) 771
Services and other 258 249 731 121 – 1,359
3,294 1,587 1,529 785 (13) 7,182
Third-party revenues 3,294 1,587 1,529 785 (13) 7,182
Intersegment revenues
(1)
62 118 16 16 (212) –
Total revenues
(2)
3,356 1,705 1,545 801 (225) 7,182
(1)

Intersegment revenues until June 30, 2020, include sales to the Power Grids business which is presented as discontinued operations and therefore these sales are not eliminated from total revenues.
(2)

Due to rounding, numbers presented may not add to the totals provided.

Q4

2021

FINANCIAL

INFORMATION
Year ended

Three months ended
December 31, December 31,
($ in millions)
2021 2020 2021 2020
Operational EBITA:
Electrification 2,121 1,681 507 522
Motion 1,183 1,075 278 285
Process Automation 801 451 247 103
Robotics & Discrete Automation 355 237 64 59
Corporate and Other
‒ Non-core and divested businesses (39) (133) – (26)
‒ Stranded corporate costs – (40) – –
‒ Corporate costs and Other Intersegment elimination (299) (372) (108) (118)
Total 4,122 2,899 988 825
Acquisition-related amortization (250) (263) (59) (66)
Restructuring, related and implementation costs
(1)
(160) (410) (79) (220)
Changes in obligations related to divested businesses (9) (218) 7 (14)
Changes in pre-acquisition estimates 6 (11) – –
Gains and losses from sale of businesses 2,193 (2) 2,184 2
Fair value adjustment on assets and liabilities held for sale – (33) – –
Acquisition- and divestment-related expenses and integration costs
(132) (74) (58) (31)
Other income/expense relating to the Power Grids joint

venture
(34) (20) – (5)
Foreign exchange/commodity timing differences in

income from operations:
Unrealized gains and losses on derivatives (foreign exchange,

commodities, embedded derivatives) (54) 67 52 45
Realized gains and losses on derivatives where the underlying hedged

transaction has not yet been realized (2) 26 (7) 16
Unrealized foreign exchange movements on receivables/payables

(and
related assets/liabilities) 20 (33) (13) (17)
Certain other non-operational items:
Costs for divestment of Power Grids – (86) – 24
Regulatory, compliance and legal

costs
– (7) 3 (1)
Business transformation costs
(2)
(92) (37) (33) (18)
Favorable resolution of an uncertain purchase price adjustment 6 36 1 28
Certain other fair value changes, including asset impairments
(3)
119 (239) 1 1
Other non-operational items (15) (2) (12) 9
Income from operations 5,718 1,593 2,975 578
Interest and dividend income 51 51 14 12
Interest and other finance expense (148) (240) (40) (49)
Losses from extinguishment of debt – (162) – (162)
Non-operational pension (cost) credit 166 (401) 36 (129)
Income from continuing operations before taxes 5,787 841 2,985 250
(1)

Amount includes implementation costs in relation to the OS program of $67 million and $20 million for the year and three months ended December 31, 2020, respectively.
(2)

Amount includes ABB Way process transformation costs of $80 million and $28 million for the year and three months ended December 31, 2021, respectively.
(3)

Amount in 2020 includes goodwill impairment charges of $311 million.
Total assets
(1)
($ in millions)
December 31, 2021 December 31, 2020
Electrification 12,831 12,800
Motion 5,936 6,495
Process Automation 5,009 5,008
Robotics & Discrete Automation 4,860 4,794
Corporate and Other
(2)
11,624 11,991
Consolidated 40,260 41,088
(1)

Total assets are after intersegment eliminations and therefore reflect third-party assets only.
(2)

At December 31, 2021 and 2020, respectively, Corporate and Other includes $136 million and $282 million of assets in the Power Grids business which is reported as discontinued
operations (see Note 3). In addition, at December 31, 2021 and 2020, Corporate and Other includes $1,609 million and $1,710 million, respectively, related to the equity investment in
Hitachi Energy Ltd (see Note 4).

Q4

2021

FINANCIAL

INFORMATION

Q4

2021

FINANCIAL

INFORMATION
—
Supplemental Reconciliations and Definitions
The following

reconciliations

and definitions

include

measures

which

ABB uses

to supplement

its Consolidated

Financial

Information

(unaudited)

which

is
prepared

in accordance

with United

States

generally

accepted

accounting

principles

(U.S.

GAAP).

Certain

of these

financial

measures

are, or

may be,
considered

non-GAAP

financial

measures

as defined

in the

rules

of the

U.S. Securities

and Exchange

Commission

(SEC).
While ABB’s

management

believes

that the

non-GAAP

financial

measures

herein

are useful

in evaluating

ABB’s

operating

results,

this information

should
be considered

as supplemental

in nature

and not

as a substitute

for the

related

financial

information

prepared

in accordance

with U.S.

GAAP.

Therefore
these measures

should

not be

viewed

in isolation

but considered

together

with the

Consolidated

Financial

Information

(unaudited)

prepared

in accordance
with U.S.

GAAP as

of and

for the

year and

three months

ended

December

31, 2021.
On January

1, 2020,

the Company

adopted

a new

accounting

update

for the

measurement

of credit

losses

on financial

instruments

.

Consistent

with the
method

of adoption

elected,

comparable

information

has not

been restated

to reflect

the adoption

of this

new standard

and accounting

update

and
continues

to be measured

and reported

under the

accounting

standard

in effect

for those

periods

presented.
Comparable growth rates

Growth rates for certain key figures may be presented

and discussed on a “comparable” basis. The comparable

growth rate measures growth on a constant
currency basis. Since we are a global company,

the comparability of our operating results reported

in U.S. dollars is affected by foreign currency

exchange rate
fluctuations. We calculate the impacts from foreign currency fluctuations by translating the current-year periods’ reported key figures into U.S. dollar amounts using
the exchange rates in effect for the comparable

periods in the previous year.
Comparable growth rates are also adjusted for changes in

our business portfolio. Adjustments to our business portfolio occur due to acquisitions, divestments, or
by exiting specific business activities or customer markets.

The adjustment for portfolio changes is calculated

as follows: where the results of any business
acquired or divested have not been consolidated and

reported for the entire duration of both the current and

comparable periods, the reported key figures of

such
business are adjusted to exclude the relevant key figures

of any corresponding quarters which are not comparable

when computing the comparable growth rate.
Certain portfolio changes which do not qualify as divestments under U.S. GAAP have been treated in a similar manner

to divestments. Changes in our portfolio
where we have exited certain business activities or customer markets are adjusted as if the relevant business was

divested in the period when the decision to
cease business activities was taken. We do not

adjust for portfolio changes where the relevant business

has annualized revenues of less than $50 million.
The following tables provide reconciliations of reported growth rates of certain key figures to their respective comparable

growth rate.
Comparable growth rate reconciliation by Business Area
Q4 2021 compared to Q4 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

18% 2% 0% 20% 3% 1% 0% 4%
Motion 19% 2% 8% 29% 2% 1% 6% 9%
Process Automation -1% 1% 0% 0% 17% 2% 0% 19%
Robotics & Discrete Automation 57% 3% -1% 59% 0% 2% -3% -1%
ABB Group 18% 2% 1% 21% 5% 2% 1% 8%
FY 2021 compared to FY 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

21% -3% 0% 18% 11% -3% 1% 9%
Motion 16% -3% 1% 14% 8% -3% 2% 7%
Process Automation 10% -3% 0% 7% 8% -3% 0% 5%
Robotics & Discrete Automation 34% -5% 0% 29% 13% -4% 0% 9%
ABB Group 20% -3% 0% 17% 11% -3% 0% 8%

Q4

2021

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation
Regional comparable growth rate reconciliation for ABB

Group - Quarter
Q4 2021 compared to Q4 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 26% 5% 0% 31% 2% 4% 0% 6%
The Americas 32% 0% 6% 38% 7% 0% 5% 12%
of which: United States 38% 0% 8% 46% 5% 0% 6% 11%
Asia, Middle East and Africa -1% -1% 0% -2% 8% 0% -1% 7%
of which: China 17% -3% 0% 14% 0% -2% 0% -2%
ABB Group 18% 2% 1% 21% 5% 2% 1% 8%
Regional comparable growth rate reconciliation by Business

Area - Quarter
Q4 2021 compared to Q4 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 15% 4% 0% 19% 1% 5% 0% 6%
The Americas 41% -1% 0% 40% 7% 0% 0% 7%
of which: United States 42% 0% 0% 42% 6% 0% 0% 6%
Asia, Middle East and Africa 0% -1% 0% -1% 1% -1% 0% 0%
of which: China -3% -3% 0% -6% -8% -2% 0% -10%
Electrification 18% 2% 0% 20% 3% 1% 0% 4%

Q4 2021 compared to Q4 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 32% 6% 1% 39% 5% 5% 0% 10%
The Americas 15% 1% 21% 37% -3% 1% 18% 16%
of which: United States 13% 0% 0% 13% -6% 0% 0% -6%
Asia, Middle East and Africa 9% 0% 0% 9% 3% -1% 1% 3%
of which: China 4% -3% 0% 1% 2% -3% 0% -1%
Motion 19% 2% 8% 29% 2% 1% 6% 9%

Q4 2021 compared to Q4 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 7% 4% 0% 11% 13% 3% 0% 16%
The Americas 31% 2% 0% 33% 26% 1% 0% 27%
of which: United States 86% 0% 0% 86% 36% 0% 0% 36%
Asia, Middle East and Africa -22% -1% 0% -23% 16% 1% 0% 17%
of which: China 89% -2% 0% 87% -1% -2% 0% -3%
Process Automation -1% 1% 0% 0% 17% 2% 0% 19%

Q4 2021 compared to Q4 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 70% 8% -3% 75% -8% 4% -4% -8%
The Americas 50% 1% 0% 51% 13% 1% 0% 14%
of which: United States 46% 0% 0% 46% 6% -1% 0% 5%
Asia, Middle East and Africa 44% -3% 0% 41% 7% -2% 0% 5%
of which: China 39% -5% 0% 34% 8% -3% 0% 5%
Robotics & Discrete Automation 57% 3% -1% 59% 0% 2% -3% -1%

Q4

2021

FINANCIAL

INFORMATION
Regional comparable growth rate reconciliation for ABB

Group – Year to date
FY 2021 compared to FY 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 24% -4% 0% 20% 8% -3% 0% 5%
The Americas 25% -1% 1% 25% 9% 0% 1% 10%
of which: United States 25% 0% 2% 27% 6% 0% 2% 8%
Asia, Middle East and Africa 13% -5% 0% 8% 16% -4% 0% 12%
of which: China 23% -8% 0% 15% 21% -8% 1% 14%
ABB Group 20% -3% 0% 17% 11% -3% 0% 8%
Regional comparable growth rate reconciliation by Business

Area – Year to date
FY 2021 compared to FY 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 21% -3% 0% 18% 10% -2% 0% 8%
The Americas 29% -1% 0% 28% 10% -1% 1% 10%
of which: United States 27% 0% 0% 27% 7% 0% 0% 7%
Asia, Middle East and Africa 12% -4% 0% 8% 11% -4% 1% 8%
of which: China 18% -7% 0% 11% 14% -7% 0% 7%
Electrification 21% -3% 0% 18% 11% -3% 1% 9%

FY 2021 compared to FY 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 18% -4% 1% 15% 3% -3% 0% 0%
The Americas 18% -1% 4% 21% 8% -1% 4% 11%
of which: United States 16% 0% 0% 16% 6% 0% 0% 6%
Asia, Middle East and Africa 12% -5% 0% 7% 14% -5% 1% 10%
of which: China 14% -7% 0% 7% 21% -8% 0% 13%
Motion 16% -3% 1% 14% 8% -3% 2% 7%

FY 2021 compared to FY 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 11% -5% 0% 6% 2% -4% 0% -2%
The Americas 21% -1% 0% 20% 8% -1% 0% 7%
of which: United States 36% 0% 0% 36% 3% 0% 0% 3%
Asia, Middle East and Africa 4% -4% 0% 0% 15% -4% 0% 11%
of which: China 39% -8% 0% 31% 18% -7% 0% 11%
Process Automation 10% -3% 0% 7% 8% -3% 0% 5%

FY 2021 compared to FY 2020
Order growth rate Revenue growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Region reported) impact changes Comparable reported) impact changes Comparable
Europe 39% -4% -1% 34% 7% -3% -2% 2%
The Americas 37% -2% 0% 35% 13% -1% 0% 12%
of which: United States 34% 0% 0% 34% 13% 0% 0% 13%
Asia, Middle East and Africa 27% -7% 0% 20% 23% -6% 0% 17%
of which: China 25% -8% 0% 17% 32% -8% 0% 24%
Robotics & Discrete Automation 34% -5% 0% 29% 13% -4% 0% 9%

Q4

2021

FINANCIAL

INFORMATION
Order backlog growth rate reconciliation
December 31, 2021 compared to December 31, 2020
US$ Foreign
(as exchange Portfolio
Business Area reported) impact changes Comparable
Electrification

25% 4% 0% 29%
Motion 13% 7% 0% 20%
Process Automation 5% 5% 0% 10%
Robotics & Discrete Automation 37% 6% 0% 43%
ABB Group 16% 5% 0% 21%
Other growth rate reconciliations
Q4 2021 compared to Q4 2020
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

7% 2% 0% 9% -7% 2% 0% -5%
Motion 9% 2% 0% 11% 1% 2% 0% 3%
Process Automation 19% 2% 0% 21% 16% 3% 0% 19%
Robotics & Discrete Automation 5% 2% 0% 7% 3% 3% 0% 6%
ABB Group 14% 2% 0% 16% 8% 2% 0% 10%
FY 2021 compared to FY 2020
Service orders growth rate Services revenues growth rate
US$ Foreign US$ Foreign
(as exchange Portfolio (as exchange Portfolio
Business Area reported) impact changes Comparable reported) impact changes Comparable
Electrification

11% -3% 0% 8% 2% -2% 0% 0%
Motion 9% -3% 0% 6% 5% -2% 0% 3%
Process Automation 15% -3% 0% 12% 6% -3% 0% 3%
Robotics & Discrete Automation 22% -3% 0% 19% 14% -2% 0% 12%
ABB Group 14% -3% 0% 11% 6% -3% 0% 3%

Q4

2021

FINANCIAL

INFORMATION
Operational EBITA as % of operational revenues (Operational EBITA margin)
Definition
Operational EBITA margin
Operational EBITA margin is

Operational EBITA as

a percentage of operational revenues.
Operational EBITA
Operational earnings before interest, taxes and acquisition

-related amortization (Operational EBITA)

represents Income from operations excluding:
●

acquisition-related amortization (as defined below),

●

restructuring, related and implementation costs,
●

changes in the amount recorded for obligations related to

divested businesses occurring after the divestment date

(changes in obligations related to
divested businesses),

●

changes in estimates relating to opening balance sheets

of acquired businesses (changes in pre-acquisition estimates),

●

gains and losses from sale of businesses (including fair

value adjustment on assets and liabilities held for

sale),

●

acquisition-

and divestment-related expenses and integration costs,
●

other income/expense relating to the Power Grids joint

venture,
●

certain other non-operational items, as well as

●

foreign exchange/commodity timing differences in income

from operations consisting of: (a) unrealized gains

and losses on derivatives (foreign
exchange, commodities, embedded derivatives), (b) realized

gains and losses on derivatives where the underlying hedged

transaction has not yet been
realized, and (c) unrealized foreign exchange movements

on receivables/payables (and related assets/liabilities).

Certain other non-operational items generally includes certain regulatory, compliance

and legal costs, certain asset impairments (including

impairment of goodwill)
and certain other fair value changes, as well as other

items which are determined by management on a case-by-case

basis.
Operational EBITA is our measure

of segment profit but is also used by management

to evaluate the profitability of the Company as a whole.
Acquisition-related amortization
Amortization expense on intangibles arising upon acquisitions.
Restructuring, related and implementation costs
Restructuring, related and implementation costs consists of

restructuring and other related expenses, as well as internal and external costs relating to the
implementation of group-wide restructuring programs.
Other income/expense relating to the Power Grids joint

venture
Other income/expense relating to the Power Grids joint

venture consists of amounts recorded in Income from

continuing operations before taxes relating to the
divested Power Grids business including the income/loss

under the equity method for the investment in Hitachi

Energy Ltd. (Hitachi Energy), amortization of
deferred brand income as well as changes in value of

other obligations relating to the divestment.
Operational revenues
The Company presents operational revenues solely for the

purpose of allowing the computation of Operational EBITA

margin. Operational revenues are Total
revenues adjusted for foreign exchange/commodity timing differences in total revenues of: (i) unrealized gains and losses

on derivatives, (ii) realized gains and
losses on derivatives where the underlying hedged transaction has not yet been realized, and (iii) unrealized foreign

exchange movements on receivables (and
related assets). Operational revenues are not intended to

be an alternative measure to Total

revenues, which represent our revenues measured in

accordance
with U.S. GAAP.
Reconciliation
The following tables provide reconciliations of consolidated

Operational EBITA

to Net Income and Operational EBITA

Margin by business.
Reconciliation of consolidated Operational EBITA

to Net Income
Year ended December 31, Three months ended December 31,
($ in millions)
2021 2020 2021 2020
Operational EBITA 4,122 2,899 988 825
Acquisition-related amortization (250) (263) (59) (66)
Restructuring, related and implementation costs
(1)
(160) (410) (79) (220)
Changes in obligations related to divested businesses (9) (218) 7 (14)
Changes in pre-acquisition estimates 6 (11) – –
Gains and losses from sale of businesses 2,193 (2) 2,184 2
Fair value adjustment on assets and liabilities held for sale – (33) – –
Acquisition- and divestment-related expenses and integration costs
(132) (74) (58) (31)
Other income/expense relating to the Power Grids joint

venture
(34) (20) – (5)
Certain other non-operational items
(2)
18 (335) (40) 43
Foreign exchange/commodity timing differences in

income from operations
(36) 60 32 44
Income from operations 5,718 1,593 2,975 578
Interest and dividend income 51 51 14 12
Interest and other finance expense (148) (240) (40) (49)
Losses on extinguishment of debt – (162) – (162)
Non-operational pension (cost) credit 166 (401) 36 (129)
Income from continuing operations before taxes 5,787 841 2,985 250
Income tax expense (1,057) (496) (282) (123)
Income from continuing operations, net of tax 4,730 345 2,703 127
Income (loss) from discontinued operations, net of tax (80) 4,860 (35) (183)
Net income 4,650 5,205 2,668 (56)
(1)

Amounts include implementation costs in relation to the OS program of $67 million and $20 million for the year and three months ended December 31, 2020, respectively.
(2)

Amounts include goodwill impairment charges of $311 million for the year ended December 31, 2020

Q4

2021

FINANCIAL

INFORMATION
Reconciliation of Operational EBITA

margin by business
Three months ended December 31, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,445 1,735 1,805 799 (217) 7,567
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives (20) (13) (10) (4) (7) (54)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 – 4 (1) 2 6
Unrealized foreign exchange movements
on receivables (and related assets) (3) 3 1 – 3 4
Operational revenues 3,423 1,725 1,800 794 (219) 7,523
Income (loss) from operations 418 2,464 193 45 (145) 2,975
Acquisition-related amortization 29 7 2 21 – 59
Restructuring, related and
implementation costs 34 4 33 1 7 79
Changes in obligations related to
divested businesses – – – – (7) (7)
Gains and losses from sale of businesses 9 (2,195) – – 2 (2,184)
Acquisition- and divestment-related expenses
and integration costs 34 7 18 – (1) 58
Other income/expense relating to the

Power Grids joint venture – – – – – –
Certain other non-operational items 8 – (2) – 34 40
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (30) (12) (2) (3) (5) (52)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 – 5 – 1 7
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 4 3 – – 6 13
Operational EBITA 507 278 247 64 (108) 988
Operational EBITA margin

(%)
14.8% 16.1% 13.7% 8.1% n.a. 13.1%
In the three months ended December 31, 2021, Certain

other non-operational items in the table above includes

the following:
Three months ended December 31, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Regulatory, compliance and legal

costs
– – – – (3) (3)
Certain other fair values changes,

including asset impairments
1 – – – (2) (1)
Business transformation costs
(1)
10 – – – 23 33
Favorable resolution of an uncertain
purchase price adjustment – – (1) – – (1)
Other non-operational items (3) – (1) – 16 12
Total 8 – (2) – 34 40
(1)

Amounts include ABB Way process transformation costs of $28 million for the three months ended December 31, 2021.

Q4

2021

FINANCIAL

INFORMATION
Three months ended December 31, 2020
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 3,356 1,705 1,545 801 (225) 7,182
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives (25) (8) (21) (2) – (56)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (2) – (15) (1) (2) (20)
Unrealized foreign exchange movements
on receivables (and related assets) 12 4 13 6 4 39
Operational revenues 3,341 1,701 1,522 804 (223) 7,145
Income (loss) from operations 444 258 28 23 (175) 578
Acquisition-related amortization 29 13 1 20 3 66
Restructuring, related and
implementation costs 62 24 88 12 34 220
Changes in obligations related to
divested businesses – – – – 14 14
Gains and losses from sale of businesses (2) – – – – (2)
Acquisition- and divestment-related expenses
and integration costs 31 – 1 – (1) 31
Other income/expense relating to the

Power Grids joint venture – – – – 5 5
Certain other non-operational items (22) 4 – 2 (27) (43)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (22) (16) (12) (1) 6 (45)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (2) – (11) (1) (2) (16)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 4 2 8 4 (1) 17
Operational EBITA 522 285 103 59 (144) 825
Operational EBITA margin

(%)
15.6% 16.8% 6.8% 7.3% n.a. 11.5%
In the three months ended December 31, 2020, Certain

other non-operational items in the table above includes

the following:
Three months ended December 31, 2020
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Costs for planned divestment of Power Grids – – – – (24) (24)
Regulatory, compliance and legal

costs
– – – – 1 1
Certain other fair values changes,

including asset impairments
– – – – (1) (1)
Business transformation costs 4 4 – 2 8 18
Favorable resolution of an uncertain

purchase price adjustment (28) – – – – (28)
Other non-operational items 2 – – – (11) (9)
Total (22) 4 – 2 (27) (43)

Q4

2021

FINANCIAL

INFORMATION
Year ended December 31, 2021
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 13,187 6,925 6,259 3,297 (723) 28,945
Foreign exchange/commodity timing
differences in total revenues:
Unrealized gains and losses
on derivatives 17 4 9 1 (4) 27
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 3 1 2 (2) – 4
Unrealized foreign exchange movements
on receivables (and related assets) (19) (3) (6) (6) 2 (32)
Operational revenues 13,188 6,927 6,264 3,290 (725) 28,944
Income (loss) from operations 1,841 3,276 713 269 (381) 5,718
Acquisition-related amortization 117 43 5 83 2 250
Restructuring, related and
implementation costs 66 22 48 7 17 160
Changes in obligations related to
divested businesses – – – – 9 9
Changes in pre-acquisition estimates (6) – – – – (6)
Gains and losses from sale of businesses 13 (2,196) (13) – 3 (2,193)
Acquisition- and divestment-related expenses

and integration costs 70 26 35 1 – 132
Other income/expense relating to the

Power Grids joint venture – – – – 34 34
Certain other non-operational items (5) 1 1 – (15) (18)
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) 33 14 15 (2) (6) 54
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized 1 – 4 (1) (2) 2
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) (9) (3) (7) (2) 1 (20)
Operational EBITA 2,121 1,183 801 355 (338) 4,122
Operational EBITA margin

(%)
16.1% 17.1% 12.8% 10.8% n.a. 14.2%
In the year ended December 31, 2021, Certain other non-operational items in the table above includes the following:
Year ended December 31, 2021
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Certain other fair values changes,

including asset impairments
(15) – – – (104) (119)
Business transformation costs
(1)
17 – – – 75 92
Favorable resolution of an uncertain
purchase price adjustment (5) – (1) – – (6)
Other non-operational items (2) 1 2 – 14 15
Total (5) 1 1 – (15) (18)
(1)

Amounts include ABB Way process transformation costs of $80 million for the year ended December 31, 2021.

Q4

2021

FINANCIAL

INFORMATION
Year ended December 31, 2020
Corporate and
Robotics & Other and
Process Discrete Intersegment
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation elimination Consolidated
Total revenues 11,924 6,409 5,792 2,907 (898) 26,134
Foreign exchange/commodity timing

differences in total revenues:
Unrealized gains and losses
on derivatives (11) (5) (15) (3) 4 (30)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (2) – (20) 1 (8) (29)
Unrealized foreign exchange movements
on receivables (and related assets) – (2) 5 2 13 18
Operational revenues 11,911 6,402 5,762 2,907 (889) 26,093
Income (loss) from operations 1,335 989 344 (163) (912) 1,593
Acquisition-related amortization 115 52 4 78 14 263
Restructuring, related and
implementation costs 145 44 125 26 70 410
Changes in obligations related to
divested businesses 15 – – – 203 218
Changes in pre-acquisition estimates 11 – – – – 11
Gains and losses from sale of businesses 4 – – – (2) 2
Fair value adjustment on assets and liabilities
held for sale 33 – – – – 33
Acquisition- and divestment-related expenses
and integration costs 71 – 2 – 1 74
Other income/expense relating to the

Power Grids joint venture – – – – 20 20
Certain other non-operational items (27) 17 1 295 49 335
Foreign exchange/commodity timing

differences in income from operations:
Unrealized gains and losses on derivatives
(foreign exchange, commodities,

embedded derivatives) (31) (28) (14) (3) 9 (67)
Realized gains and losses on derivatives
where the underlying hedged
transaction has not yet been realized (2) – (16) 1 (9) (26)
Unrealized foreign exchange movements

on receivables/payables
(and related assets/liabilities) 12 1 5 3 12 33
Operational EBITA 1,681 1,075 451 237 (545) 2,899
Operational EBITA margin

(%)
14.1% 16.8% 7.8% 8.2% n.a. 11.1%
In the year ended December 31, 2020, Certain other non-operational items in the table above includes the following:
Year ended December 31, 2020
Robotics &
Process Discrete Corporate
($ in millions, unless otherwise indicated)
Electrification Motion Automation Automation and Other Consolidated
Certain other non-operational items:
Costs for planned divestment of Power Grids – – – – 86 86
Regulatory, compliance and legal

costs
– – – – 7 7
Certain other fair values changes,

including asset impairments
– – – 290 (51) 239
Business transformation costs 7 16 – 5 9 37
Favorable resolution of an uncertain

purchase price adjustment (36) – – – – (36)
Other non-operational items 2 1 1 – (2) 2
Total (27) 17 1 295 49 335

Q4

2021

FINANCIAL

INFORMATION
Net debt
Definition

Net debt
Net debt is defined as Total

debt less Cash and marketable securities.
Total debt
Total debt is the sum

of Short-term debt and current maturities of long-term

debt, and Long-term debt.
Cash and marketable securities
Cash and marketable securities is the sum of Cash and

equivalents, Restricted cash (current and non-current)

and Marketable securities and short-term
investments.
Reconciliation
December 31,
($ in millions)
2021 2020 2019
Short-term debt and current maturities of long-term

debt
1,384 1,293 2,287
Long-term debt 4,177 4,828 6,772
Total debt 5,561 6,121 9,059
Cash and equivalents 4,159 3,278 3,508
Restricted cash - current 30 323 36
Marketable securities and short-term investments 1,170 2,108 566
Restricted cash - non-current 300 300 –
Cash and marketable securities 5,659 6,009 4,110
Net debt (cash) (98) 112 4,949
Net debt/Equity ratio
Definition

Net debt/Equity ratio
Net debt/Equity ratio is defined as Net debt divided by

Equity.
Equity
Equity is defined as Total

stockholders’ equity.

Reconciliation
($ in millions, unless otherwise indicated)
December 31, 2021 December 31, 2020
Total stockholders'

equity
15,957 15,999
Net debt (cash) (as defined above) (98) 112
Net debt (cash) / Equity ratio -0.01 0.01
Net debt/EBITDA ratio
Definition

Net debt/EBITDA ratio
Net debt/EBITDA ratio is defined as Net debt divided

by EBITDA.
EBITDA
EBITDA is defined as Income from operations for the trailing twelve months preceding the balance sheet date

before depreciation and amortization for the same
trailing twelve-month period.

Reconciliation
($ in millions, unless otherwise indicated)
December 31, 2021 December 31, 2020
Income from operations
5,718 1,593
Depreciation and Amortization 893 915
EBITDA

6,611 2,508
Net debt (cash) (as defined above) (98) 112
Net debt (cash) / EBITDA -0.01 0.04

Q4

2021

FINANCIAL

INFORMATION
Net working capital as a percentage of revenues
Definition

Net working capital as a percentage of revenues
Net working capital as a percentage of revenues is

calculated as Net working capital divided by Adjusted revenues for the trailing twelve months.
Net working capital
Net working capital is the sum of (i) receivables, net, (ii)

contract assets, (iii) inventories, net, and (iv) prepaid

expenses; less (v) accounts payable, trade, (vi)
contract liabilities, and (vii) other current liabilities (excluding primarily: (a) income taxes payable, (b) current derivative

liabilities, (c) pension and other employee
benefits, (d) payables under the share buyback program

and (e) liabilities related to the divestment of the Power

Grids business); and including the amounts
related to these accounts which have been presented

as either assets or liabilities held for sale but excluding

any amounts included in discontinued operations.
Adjusted revenues for the trailing twelve months
Adjusted revenues for the trailing twelve months includes

total revenues recorded by ABB in the twelve months

preceding the relevant balance sheet date adjusted
to eliminate revenues of divested businesses and the

estimated impact of annualizing revenues of certain

acquisitions which were completed in the same

trailing
twelve-month period.
Reconciliation
December 31,
($ in millions, unless otherwise indicated)
2021 2020 2019
Net working capital:
Receivables, net 6,551 6,820 6,434
Contract assets 990 985 1,025
Inventories, net 4,880 4,469 4,184
Prepaid expenses 206 201 191
Accounts payable, trade (4,921) (4,571) (4,353)
Contract liabilities (1,894) (1,903) (1,719)
Other current liabilities
(1)
(3,509) (3,283) (3,069)
Net working capital in assets and liabilities held for sale – – (34)
Net working capital 2,303 2,718 2,659
Total revenues for

the twelve months ended
28,945 26,134 27,978
Adjustment to annualize/eliminate revenues of certain acquisitions/divestments (517) (167) (113)
Adjusted revenues for the trailing twelve months 28,428 25,967 27,865
Net working capital as a percentage of revenues (%) 8.1% 10.5% 9.5%
(1)

Amounts exclude $835 million, $898 million and $692 million at December 31, 2021, 2020 and 2019, respectively, related primarily to (a) income taxes payable, (b) current derivative liabilities, (c) pension and other employee benefits, (d) payables under the share buyback program and (e) liabilities related to the divestment of the Power Grids business.

Q4

2021

FINANCIAL

INFORMATION
Free cash flow conversion to net income
Definition
Free cash flow conversion to net income
Free cash flow conversion to net income is calculated

as free cash flow divided by Adjusted net income

attributable to ABB.
Adjusted net income attributable to ABB
Adjusted net income attributable to ABB is calculated

as net income attributable to ABB adjusted for: (i) impairment of goodwill, (ii) losses from extinguishment of
debt, and (iii) the gains arising on the sale of both the

Mechanical Power Transmission Division

(Dodge) and Power Grids business, the latter being

included in
discontinued operations.
Free cash flow
Free cash flow is calculated as net cash provided by

operating activities adjusted for: (i) purchases of property,

plant and equipment and intangible assets and (ii)
proceeds from sales of property,

plant and equipment.
Free cash flow conversion to net income
Twelve months to
($ in millions, unless otherwise indicated)
December 31, 2021 December 31, 2020
Net cash provided by operating activities – continuing

operations
3,338 1,875
Adjusted for the effects of continuing operations:
Purchases of property, plant and

equipment and intangible assets
(820) (694)
Proceeds from sale of property,

plant and equipment
93 114
Free cash flow from continuing operations 2,611 1,295
Net cash provided by (used in) operating activities

– discontinued operations
(8) (182)
Adjusted for the effects of discontinued operations:
Purchases of property, plant and

equipment and intangible assets
– (108)
Proceeds from sale of property,

plant and equipment
– 1
Free cash flow 2,603 1,006
Adjusted net income attributable to ABB
(1)
2,416 478
Free cash flow conversion to net income 108% 210%
(1)

Adjusted net income attributable to ABB for the year ended December 31, 2021, is adjusted to exclude the gain on the sale of Dodge of $2,195 million and reductions to the gain on the sale of Power Grids of $65 million. For the year ended December 31, 2020, Adjusted net income attributable to ABB is adjusted to exclude the goodwill impairment charges of
$311 million, loss from extinguishment of debt of $162 million, and the gain on the sale of the Power Grids business included in discontinued operations of $5,141 million.

Q4

2021

FINANCIAL

INFORMATION
Net finance expenses

Definition

Net finance expenses is calculated as Interest and

dividend income less Interest and other finance expense

and Losses from extinguishment of debt.
Reconciliation
Year ended December 31, Three months ended December 31,
($ in millions)
2021 2020 2021 2020
Interest and dividend income 51 51 14 12
Interest and other finance expense (148) (240) (40) (49)
Losses on extinguishment of debt – (162) – (162)
Net finance expenses (97) (351) (26) (199)
Book-to-bill ratio
Definition

Book-to-bill ratio is calculated as Orders received

divided by Total revenues.
Reconciliation
Year ended December 31,
2021 2020
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 14,381 13,187 1.09 11,884 11,924 1.00
Motion 7,616 6,925 1.10 6,574 6,409 1.03
Process Automation 6,779 6,259 1.08 6,144 5,792 1.06
Robotics & Discrete Automation 3,844 3,297 1.17 2,868 2,907 0.99
Corporate and Other

(incl. intersegment eliminations)
(752) (723) n.a. (958) (898) n.a.
ABB Group 31,868 28,945 1.10 26,512 26,134 1.01
Three months ended December 31,
2021 2020
($ in millions, except Book-to-bill presented as a ratio)
Orders Revenues Book-to-bill Orders Revenues Book-to-bill
Electrification 3,638 3,445 1.06 3,074 3,356 0.92
Motion 1,843 1,735 1.06 1,552 1,705 0.91
Process Automation 1,898 1,805 1.05 1,918 1,545 1.24
Robotics & Discrete Automation 1,100 799 1.38 699 801 0.87
Corporate and Other

(incl. intersegment eliminations)
(222) (217) n.a. (240) (225) n.a.
ABB Group 8,257 7,567 1.09 7,003 7,182 0.98

Q4

2021

FINANCIAL

INFORMATION
Return on Capital employed (ROCE)
Definition
Return on Capital employed (ROCE)
Return on Capital employed is calculated as Operational

EBITA after tax, divided by

the average of the period’s opening and closing

Capital employed,

adjusted to
reflect impacts from the timing of significant acquisitions/divestments occurring during the period.
Capital employed
Capital employed is calculated as the sum of Adjusted

total fixed assets and Net working capital (as defined

above).
Adjusted total fixed assets
Adjusted total fixed assets is the sum of (i) property,

plant and equipment, net, (ii) goodwill, (iii) other intangible assets, net, (iv) investments in equity-accounted
companies, and (v) operating lease right-of-use assets, less

(vi) deferred tax liabilities recognized in certain acquisitions.
Notional tax on Operational EBITA
The Notional tax on Operational EBITA

is computed using the adjusted group effective tax

rate multiplied by Operational EBITA

.

Adjusted Group effective tax rate
The Adjusted Group effective tax rate is computed

by dividing an adjusted income tax expense by

an adjusted pre-tax income. Certain amounts recorded

in
income before taxes and the related income tax expense

(primarily due to gains and losses from sale of businesses)

are removed from the reported amounts when
computing these adjusted amounts. Certain other amounts

recorded in income tax expense are also excluded

from the computation to determine the Adjusted
Group effective tax rate.
Reconciliation
December 31,

($ in millions, unless otherwise indicated)
2021 2020 2019 2018 2017 2016
Adjusted total fixed assets:
Property, plant and equipment,

net
4,045 4,174 3,972 4,133 3,804 3,325
Goodwill 10,482 10,850 10,825 10,764 9,536 7,953
Other intangible assets, net 1,561 2,078 2,252 2,607 2,425 1,821
Investments in equity-accounted companies 1,670 1,784 33 87 72 77
Operating lease right-of-use assets 895 969 994 – – –
Fixed assets included in assets held for sale
(1)
– – 69 – – 448
Total fixed assets 18,653 19,855 18,145 17,591 15,837 13,624
Less: Deferred taxes recognized in certain acquisitions
(2)
(417) (597) (663) (765) (821) (653)
Adjusted total fixed assets 18,236 19,258 17,482 16,826 15,016 12,971
Net working capital - (as defined above) 2,303 2,718 2,659 2,584 2,490 2,616
Capital employed 20,539 21,976 20,141 19,410 17,506 15,587
Average Capital employed:
Capital employed at the end of the previous year 21,976 20,141 20,606
(3)
17,506 15,587
Capital employed at the end of the current year 20,539 21,976 20,141 19,410 17,506
21,258 21,059 20,374 18,458 16,547
Adjusted for acquisitions/divestments 224 – – – –
Average Capital employed 21,482 21,059 20,374 18,458 16,547
Operational EBITA for the year

ended
4,122 2,899 3,107 3,005 2,817
Notional tax on Operational EBITA (929) (731) (848) (772) (797)
Operational EBITA after tax 3,193 2,168 2,259 2,233 2,020
Return on Capital employed (ROCE)
(4)
14.9% 10.3% 11.1% 12.1% 12.2%
(1)

Amounts included in held for sale relate in 2019 to the solar inverters business and in 2016 to the Cables business.

(2)

Amount relates to GEIS acquired in 2018, B&R acquired in 2017, Power-One acquired in 2013, Thomas & Betts acquired in 2012 and Baldor acquired in 2011.
(3)

Adjusted to include $1,196 million of operating lease right-of-use assets, recorded on adoption of the new lease accounting standard on January 1, 2019.
(4)

2021, 2020 and 2019 are not comparable to 2018 and 2017 due to the adoption of the new lease accounting standard in 2019.

Q4

2021

FINANCIAL

INFORMATION
—
ABB Ltd
Corporate Communications
P.O. Box

8131
8050

Zurich
Switzerland
Tel:

+41 (0)43

317 71

11
www.abb.com

—
ZURICH,

SWITZERLAND,
FEBRUARY 2,

2022
ABB appoints Andrea

Antonelli as General
Counsel and Company Secretary
ABB announced today that Andrea Antonelli has been appointed General Counsel and Member of the Executive
Committee, as of March 1, 2022. He will succeed Maria Varsellona, who will, as previously announced, leave the
company to become Chief Legal Officer of Unilever. Furthermore, Andrea will become ABB’s Company Secretary on
March 24, 2022, following the Annual General Meeting.
Italian national, Andrea (48) joined ABB in July 2020 and is currently Global Business General Counsel of ABB’s
Electrification Business Area. Prior to that, he was at the Tetra Pak Group, where he held various positions as regional general counsel including Vice President Legal Affairs of Global Commercial Operations. He has also worked for General
Electric and Fluor Corporation, and in private practice at DLA Piper London offices.
Andrea holds a Law Degree from the University of Florence, Italy and a Master Degree of Laws (LLM) from King’s
College, University of London, UK. He is a qualified lawyer in Italy and Spain and solicitor of England and Wales.
“After a thorough selection process, including internal and external candidates, we are delighted to appoint an
outstanding lawyer from within our own organization. We look forward to Andrea continuing the development of our legal capabilities and corporate culture embodying the highest ethical standards,” said ABB CEO Björn Rosengren.
As of March 1, 2022, the Executive Committee will comprise: Björn Rosengren, Chief Executive Officer;

Timo Ihamuotila,
Chief Financial Officer; Tarak Mehta, President Electrification; Peter Terwiesch, President Process Automation; Morten
Wierod, President Motion; Sami Atiya, President Robotics & Discrete Automation; Andrea

Antonelli, General Counsel;
Theodor Swedjemark, Chief Communications and Sustainability Officer; and Carolina Granat, Chief Human Resources
Officer.
ABB
(ABBN: SIX Swiss Ex) is a leading global technology company that energizes the transformation of society

and
industry to achieve a more productive, sustainable future. By connecting software to its electrification,

robotics,
automation and motion portfolio, ABB pushes the boundaries of technology to drive performance to new levels. With a history of excellence stretching back more than 130 years, ABB’s success is driven by about 105,000 talented employees in over 100 countries. www.abb.com
1/2

—
For more information please contact:
Media Relations
Phone: +41 43 317 71 11
Email: media.relations@ch.abb.com
Investor Relations
Phone: +41 43 317 71 11
Email: investor.relations@ch.abb.com
ABB Ltd
Affolternstrasse 44
8050 Zurich
Switzerland
ABB APPOINTS

ANDREA

ANTONELLI AS GENERAL

COUNSEL

AND COMPANY SECRETARY
2/2

October 1 — December 31, 2021
ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased,
sold or been granted ABB’s registered

shares, call options and warrant appreciation rights (“WARs”),

in the following amounts:
Name Date Description Received * Purchased Sold Price
Maria Varsellona November 29, 2021 Share 26,006
CHF
31.94
Timo Ihamuotila November 15, 2021 Share 440
CHF
22.87
Morten Wierod November 15, 2021 Share 440
CHF
22.87
Tarak Mehta November 15, 2021 Share 440
CHF
22.87
Peter Terwiesch November 15, 2021 Share 440
CHF
22.87
Theodor Swedjemark November 15, 2021 Share 440
CHF
22.87
Peter Voser November 01, 2021 Share 17,209
CHF
33.12
Gunnar Brock November 01, 2021 Share 1,906
CHF
33.12
David Constable November 01, 2021 Share 1,848
CHF
33.12
Frederico Curado November 01, 2021 Share 3,829
CHF
33.12
Lars Förberg November 01, 2021 Share 4,577
CHF
33.12
Jennifer Xin-Zhe Li November 01, 2021 Share 1,866
CHF
33.12
Geraldine Matchett November 01, 2021 Share 2,490
CHF
33.12
David Meline November 01, 2021 Share 2,310
CHF
33.12
Satish Pai November 01, 2021 Share 1,759
CHF
33.12
Jacob Wallenberg November 01, 2021 Share 2,599
CHF
33.12
Björn Rosengren October 22, 2021 Share 5,000
CHF
30.25
Key:
* Received instruments were delivered as part of the ABB

Ltd Director’s or Executive Committee Member’s compensation as compensation for foregone
benefits

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on
its behalf by the undersigned, thereunto duly authorized.
ABB LTD
Date: February 3, 2022.
By: /s/ Ann-Sofie Nordh
Name: Ann-Sofie Nordh
Title:
Group Senior Vice President

and

Head of Investor Relations
Date: February 3, 2022.
By: /s/ Richard A. Brown
Name: Richard A. Brown
Title:
Group Senior Vice President

and
Chief Counsel Corporate & Finance